UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Terns Pharmaceuticals, Inc.

(Name of Subject Company)

Terns Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

880881107

(CUSIP Number of Class of Securities)

Amy Burroughs

Chief Executive Officer

Terns Pharmaceuticals, Inc.

1065 East Hillsdale Blvd., Suite 100

Foster City, California 94404

(650) 525-5535

With copies to:

Damien Zoubek Jenny Hochenberg Freshfields US LLP 3 World Trade Center 175 Greenwich Street New York, NY 10007 (212) 277-4000	Caryn McDowell Chief Legal Officer and Corporate Secretary Terns Pharmaceuticals, Inc. 1065 East Hillsdale Blvd., Suite 100 Foster City, California 94404 (650) 525-5535

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

a. Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Solicitation/Recommendation Statement”) relates is Terns Pharmaceuticals, Inc., a Delaware corporation (“Terns”). The address of the principal executive offices of Terns is 1065 East Hillsdale Blvd., Suite 100, Foster City, California 94404 and our telephone number is (650) 525-5535. In this Solicitation/Recommendation Statement, “we,” “us,” “our,” “Company” and “Terns” refer to Terns Pharmaceuticals, Inc.

b. Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement relates is the common stock of Terns, par value $0.0001 per share (the “Shares”). As of April 2, 2026, there were (i) 115,458,298 Shares issued and outstanding, (ii) no Shares subject to issuance pursuant to the pre-funded warrants to purchase Shares issued on September 10, 2024 (the “Company Warrants”), all of which Company Warrants were exercised as of March 25, 2026 and are no longer outstanding, (iii) 12,925,730 Shares subject to issuance pursuant to outstanding options to purchase Shares (the “Company Options”) (which Company Options have a weighted average exercise price of $10.40), (iv) 1,117,996 Shares issuable upon settlement of restricted stock unit awards (“Company RSUs”), (v) 10,755,093 Shares reserved for future issuance under Terns’ 2017 Equity Incentive Plan, 2021 Incentive Award Plan and 2022 Employment Inducement Award Plan, each as amended and restated from time to time (but not including the Company ESPP (as defined below)) (the “Company Equity Plans”), and (vi) a maximum of 160,935 Shares estimated to be subject to outstanding purchase rights under Terns’ 2021 Employee Stock Purchase Plan (the “Company ESPP”) (determined in accordance with the terms of the Company ESPP, including applying the applicable discount to the closing price per Share on June 1, 2025 with respect to the offering period thereunder that commenced on such date and the closing price per Share on December 1, 2025 with respect to the offering period thereunder that commenced on such date and assuming that employee contributions will continue until the final purchase date under the Company ESPP (which is assumed to be May 31, 2026) at the levels in place as of April 2, 2026).

Item 2. Identity and Background of Filing Person.

a. Name and Address. The name, address and telephone number of Terns, which is the person filing this Solicitation/Recommendation Statement, are set forth in “Item 1. Subject Company Information-Name and Address” above.

b. Tender Offer.

This Solicitation/Recommendation Statement relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2026 by Merck & Co., Inc. (“Merck Parent”), Merck Sharp & Dohme LLC (“Merck”) and Thailand Merger Sub, Inc., a wholly owned subsidiary of Merck (“Purchaser”). The Schedule TO relates to the tender offer to acquire (i) all of the issued and outstanding Shares for $53.00 per Share, net to the seller in cash, without interest (such amount, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with the Merger Agreement (as defined below), the “Offer Price”), subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders, together with this Solicitation/Recommendation Statement, and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 24, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Terns, Merck and Purchaser. A more complete description of the Merger Agreement can be found in Section 13 (The Transaction

Documents—The Merger Agreement) of the Offer to Purchase, a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Solicitation/Recommendation Statement and each is incorporated herein by reference.

The obligation of Purchaser to accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn Shares that represent one more Share than 50% of the total number of Shares then issued and outstanding, as calculated in accordance with the terms of the Merger Agreement (the “Minimum Condition”), (ii) any waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), having expired or been terminated (the “HSR Clearance Condition”) and (iii) there not having been issued and remaining in effect any governmental order or law prohibiting or making illegal the Transactions (as defined below) (the “No Restraints Condition”). A more complete description of the conditions to consummation of the Offer can be found in Section 15 (Conditions to the Offer) of the Offer to Purchase.

The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Terns (the “Merger”, and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), the separate existence of Purchaser will cease and Terns will continue as the surviving corporation and a wholly owned subsidiary of Merck (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of Terns. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the filing of a certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties to the Merger Agreement and specified in the certificate of merger (the “Effective Time”)) (other than (i) Shares held at the commencement of the Offer and immediately prior to the Effective Time by Terns (or held in Terns’ treasury), Merck, Purchaser or any other direct or indirect wholly owned subsidiary of Terns, Merck or Purchaser, (ii) Shares irrevocably accepted for purchase pursuant to the Offer and (iii) Shares issued and outstanding as of immediately prior to the Effective Time which are held of record or beneficially owned by stockholders of record or beneficial owners, as applicable, who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither validly withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), which will have only those rights set forth in the Merger Agreement) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without any interest and subject to any applicable withholding of taxes in accordance with the Merger Agreement, and each share of the common stock of Purchaser issued and outstanding as of immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

The Merger Agreement also provides that, at the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested and which has a per Share exercise price that is less than the Merger Consideration (each, an “In the Money Company Option”), will be cancelled and converted into the right to receive (without interest) a cash payment equal to (i) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share of such In the Money Company Option, multiplied by (ii) the total number of Shares subject to such In the Money Company Option immediately prior to the Effective Time (the “Option Consideration”). At the Effective Time, each Company Option that is not an In the Money Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, will be cancelled for no consideration.

At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time, whether or not vested, will be canceled and the holder thereof will be entitled to receive (without interest) a cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Company RSU (the “RSU Consideration”).

At the Effective Time, the Company Equity Plans and all outstanding equity and equity-based awards granted thereunder will terminate (other than with respect to the right to receive the payments set forth in the Merger Agreement), and no further Shares, Company Options, Company RSUs, equity interests or other rights with respect to Shares will be granted under the Company Equity Plans. The aggregate Option Consideration and RSU Consideration will be paid, net of applicable withholding taxes, as soon as reasonably practicable after the Effective Time (but no later than Terns’ second regularly scheduled payroll date after the Effective Time).

The Merger Agreement also provides that, as of the time at which all Shares tendered (and not validly withdrawn) pursuant to the Offer are accepted by Purchaser (the “Offer Acceptance Time”), each Company Warrant that is issued and outstanding as of immediately prior to the Offer Acceptance Time will be automatically deemed to be exercised in full in a “cashless exercise” (as defined in, and pursuant to the terms of, such Company Warrant) but without the actual issuance of any Shares upon such deemed “cashless exercise,” and will be converted into the right to receive cash in an amount equal to the product of (a) the total number of Shares issuable upon such “cashless exercise” of such Company Warrant as of immediately prior to the Offer Acceptance Time pursuant to the terms thereof and (b) the Offer Price, subject to any withholding of taxes. All Company Warrants were exercised as of March 25, 2026 and are no longer outstanding.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) the Offer on April 7, 2026. The Offer is initially scheduled to expire at one minute after 11:59 p.m. Eastern Time on May 4, 2026 (such date and time, the “Initial Expiration Time”, and such date and time or such subsequent date and time to which the Initial Expiration Time of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). Purchaser will, and Merck will cause Purchaser to, extend the Offer for any period required by any law, any interpretation or position of the SEC or the staff thereof or The Nasdaq Stock Market applicable to the Offer. Additionally, if as of the then-scheduled Expiration Time any of the conditions to the Offer have not been satisfied and has not been waived by Purchaser or Merck, Purchaser will, and Merck will cause Purchaser to, extend the Offer from time to time, for an additional period in consecutive increments of up to 10 business days per extension (or such other period agreed by Merck and Terns), to permit such conditions to be satisfied. However, if as of the then-scheduled Expiration Time each condition to the Offer (other than solely the Minimum Condition and those conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied) has been satisfied or waived by Purchaser or Merck, Purchaser will, and Merck will cause Purchaser to, extend the Offer for additional periods of 10 business days per extension, in order to permit the Minimum Condition to be satisfied. Such requirement to extend the Offer in order to permit the Minimum Condition to be satisfied will apply on no more than four (4) separate occasions, after which Purchaser will not be required to so extend the Offer, but may choose to do so at its discretion. However, in no event will Purchaser (i) be required to extend the Offer beyond the earlier to occur of (A) the termination of the Merger Agreement and (B) the End Date (such earlier occurrence, the “Extension Deadline”) or (ii) be permitted to extend the Offer beyond three business days prior to the Extension Deadline without the prior written consent of Terns. The “End Date” means 11:59 p.m., Eastern Time, on September 24, 2026, which End Date will be automatically extended up to twice, first to December 24, 2026, and then second to March 24, 2027, in each case if, on the applicable End Date before such extension, all of the conditions to the Offer (other than the HSR Clearance Condition and, if in respect of any antitrust law, the No Restraints Condition) have been satisfied or waived, to the extent waivable, by Merck or Purchaser (other than conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied).

Purchaser expressly reserves the right, to the extent permitted by applicable law, to (i) increase the Offer Price, (ii) waive, in whole or in part, any condition to the Offer and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that Terns prior written approval is required for Purchaser to, and for Merck to cause Purchaser to, (A) decrease the Offer Price; (B) change the form of consideration payable in the Offer; (C) decrease the maximum number of Shares sought to be purchased in the Offer; (D) impose additional conditions on the Offer not provided for in the Merger Agreement; (E) amend, modify or waive the Minimum Condition, the condition that the Merger Agreement will not have been terminated in accordance with its terms prior to the closing of the Offer, the HSR Clearance Condition or the No Restraints Condition; (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holders of Shares; (G) except as otherwise provided in the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Time; or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Any Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Additionally, if Merck has not agreed to accept the Shares for payment by June 6, 2026, Terns’ stockholders may thereafter withdraw their Shares from tender at any time after such date until Merck accepts the Shares for payment. Once Merck accepts for payment all Shares tendered pursuant to the Offer, all tenders not previously withdrawn will become irrevocable.

The Merger Agreement also provides, among other things, that subject only to the satisfaction or waiver of each of the conditions of the Offer, Purchaser will as promptly as practicable following the Expiration Time accept for payment and pay for all Shares tendered (and not validly withdrawn) pursuant to the Offer. The obligation of the parties to effect the Merger is subject to (i) there not having been issued and remaining in effect any governmental order or law prohibiting or making illegal the consummation of the Merger and (ii) Purchaser having accepted for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as soon as practicable after the Offer Acceptance Time, and in no event later than one business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions of the Merger set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the consummation of the Merger (the “Closing”), but subject to the satisfaction or waiver of such conditions) or such other date as Merck and Terns may mutually agree in writing.

The foregoing summary of the Transactions is qualified by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.

According to the Offer to Purchase, the principal executive office of each of Merck and Purchaser is 126 East Lincoln Avenue P.O. Box 2000, Rahway, NJ 07065 and the telephone number at such principal office is (908) 740-4000.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Solicitation/Recommendation Statement, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of Terns’ website at https://www.ternspharma.com/.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Solicitation/Recommendation Statement (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Terns or any of its affiliates, on the one hand, and any of Terns’ executive officers, directors or affiliates, on the other hand, as set forth in the Definitive Proxy Statement of Terns on Schedule 14A filed with the SEC on April 29, 2025 and filed as Exhibit (e)(2) to this Solicitation/Recommendation Statement, which is incorporated by reference herein (the “Proxy Statement”) in the sections thereof titled “Executive Compensation,” “Director Compensation” and “Certain Relationships and Related Party Transactions”), to our knowledge, as of the date of this Solicitation/Recommendation Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Terns or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Merck, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

a. Arrangements between Terns and its Executive Officers, Directors and Affiliates.

In considering the recommendation of the board of directors of Terns (the “Board”) that the stockholders of Terns tender their Shares to Purchaser pursuant to the Offer, stockholders of Terns should be aware that Terns’

executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Terns, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Company Options with exercise prices per Share below the Merger Consideration in connection with the Merger;

•	the accelerated vesting and cash settlement of outstanding Company RSUs in connection with the Merger;

•	executive officers may be eligible to receive transaction bonuses in connection with the Transactions;

•	the potential receipt of severance benefits by executive officers;

•	the entitlement to indemnification benefits in favor of directors and officers of Terns; and

•

the eligibility of our non-employee directors to receive compensation pursuant to the terms of our Non-Employee Director Compensation Program, as amended (the “Director Compensation Program”) through the consummation of the Merger including (i) cash awards in lieu of 2026 annual equity grants and (ii) cash retainers for the calendar quarter in which the Effective Time occurs without proration.

For further information with respect to the arrangements between Terns and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Terns and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Executive Compensation,” “Director Compensation,” “Certain Relationships and Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Terns who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Terns. The following table sets forth the number of Shares beneficially owned as of April 2, 2026 by each of our executive officers and directors, excluding Shares issuable upon exercise of Company Options, vesting of Company RSUs and the aggregate transaction consideration payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Amy Burroughs, Chief Executive Officer and Director(1)	147,295	$7,806,635
Andrew Gengos, Chief Financial Officer	33,038	$1,751,014
Emil Kuriakose, M.D., Chief Medical Officer	23,720	$1,257,160
Non-Employee Directors(2)
David Fellows	—	$—
Heather Turner	—	$—
Jeffrey Kindler	—	$—
Jill Quigley	—	$—
Radhika Tripuraneni, M.D.	—	$—
Robert Azelby	—	$—
All of our current directors and executive officers as a group (9 persons)	204,053	$10,814,809

(1)	Shares beneficially owned include (a) 138,976 Shares held directly and (b) 8,319 Shares held by the Amy L Burroughs 2017 Trust.
(2)	As of April 2, 2026, none of our non-employee directors beneficially held any Shares.

Treatment of Company Options, Company RSUs and Company Equity Plans

At the Effective Time, each In the Money Company Option will be cancelled and converted into the right to receive (without interest) the Option Consideration, which is a cash payment equal to (i) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share of such In the Money Company Option, multiplied by (ii) the total number of Shares subject to such In the Money Company Option immediately prior to the Effective Time. At the Effective Time, each Company Option that is not an In the Money Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, will be cancelled for no consideration.

At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time, whether or not vested, will be canceled and the holder thereof will be entitled to receive (without interest) the RSU Consideration, which is a cash payment equal to the product of (a) the Merger Consideration and (b) the number of Shares subject to such Company RSU.

At the Effective Time, the Company Equity Plans and all outstanding equity and equity-based awards granted thereunder will terminate (other than with respect to the right to receive the payments set forth in the Merger Agreement), and no further Shares, Company Options, Company RSUs, equity interests or other rights with respect to Shares will be granted under the Company Equity Plans. The aggregate Option Consideration and RSU Consideration will be paid, net of applicable withholding taxes, as soon as reasonably practicable after the Effective Time (but no later than Terns’ second regularly scheduled payroll date after the Effective Time).

The table below sets forth, for each of Terns’ executive officers and directors as of April 2, 2026: (a)(i) the aggregate number of Shares subject to In the Money Company Options and (ii) the approximate aggregate amount of Option Consideration payable in respect of such In the Money Company Options; and (b)(i) the aggregate number of Shares subject to Company RSUs and (ii) the approximate aggregate amount of such RSU Consideration payable in respect of such Company RSUs.

	In the Money Company Options			Company RSUs
Name	Number of Shares Underlying In the Money Company Options	Weighted Average Exercise Price per Share ($)	Option Consideration ($)	Number of Shares Underlying Company RSUs	RSU Consideration ($)
Executive Officers
Amy Burroughs, Chief Executive Officer and Director	2,505,534	9.87	108,068,124	150,000	7,950,000
Andrew Gengos, Chief Financial Officer	887,500	8.91	39,127,750	68,750	3,643,750
Emil Kuriakose, M.D., Chief Medical Officer	1,115,000	10.30	47,609,100	81,953	4,343,509
Non-Employee Directors
David Fellows	221,136	7.18	10,132,158	—	—
Heather Turner	110,697	5.49	5,258,925	—	—
Jeffrey Kindler	208,505	7.14	9,561,519	—	—
Jill Quigley	147,309	7.96	6,634,966	—	—
Radhika Tripuraneni, M.D.	190,030	5.62	9,003,213	—	—
Robert Azelby	91,697	4.69	4,429,525	—	—
All of our current directors and executive officers as a group (9 persons)	5,477,408	9.22	239,825,280	300,703	15,937,259

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

The Company ESPP is a tax-qualified plan pursuant to which Terns’ regular employees who are generally scheduled to work at least 20 hours per week and with at least one month of service, including Terns’ executive officers, may purchase Shares at the lower of: (i) 85% of the fair market value on the applicable Grant Date (as defined in the Company ESPP); or (ii) 85% of the fair market value on the applicable Exercise Date (as defined in the Company ESPP).

The most recent Exercise Date under the current Offering (as defined in the Company ESPP) occurred on November 30, 2025, and the next Exercise Date under the current Offering is scheduled to occur on May 31, 2026. Following March 24, 2026, the date that Terns entered into the Merger Agreement, (i) no new participants will be permitted to participate in the Company ESPP, (ii) active participants will not be able to increase their payroll deductions or purchase elections under the Company ESPP and (iii) no Offering Period or Purchase Period (each as defined in the Company ESPP) will be commenced. If the Effective Time occurs prior to May 31, 2026 (the next Exercise Date), (A) all outstanding purchase rights will be automatically exercised no later than five business days prior to the Effective Time (the “Final Purchase Date”) and (B) subject to the consummation of the Merger, the Company ESPP will terminate and no further purchase rights will be granted under the Company ESPP. All Shares purchased on the Final Purchase Date will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration. To the extent required by the Company ESPP, Terns will provide notice to participants describing the treatment of the Company ESPP pursuant to the Merger Agreement.

The following table sets forth the estimated maximum number of Shares that may be purchased under the Company ESPP by each of our executive officers assuming that each such executive officer will purchase Shares on May 31, 2026 (the next Exercise Date under the Company ESPP) (as determined in accordance with the terms of the Company ESPP, including applying the applicable discount to the closing price per Share on June 1, 2025 with respect to the offering period thereunder that commenced on such date and the closing price per Share on December 1, 2025 with respect to the offering period thereunder that commenced on such date and assuming that employee contributions will continue until May 31, 2026), and the estimated value of such Shares based on the Merger Consideration.

Name of Participant	Estimated Maximum Number of Shares to be purchased under Company ESPP	Cash Value of Estimated Maximum Shares to be purchased under Company ESPP
Executive Officers
Amy Burroughs, Chief Executive Officer and Director	8,039	$426,067
Andrew Gengos, Chief Financial Officer	8,039	$426,067
Emil Kuriakose, M.D., Chief Medical Officer	1,125	$59,625

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, the executive officer is entitled to receive amounts earned during their term of service. In addition, each of our executive officers is eligible to receive certain severance benefits pursuant to their employment agreements with Terns. The benefits described below are contingent on the executive officer’s execution and non-revocation of a general release of claims in favor of Terns and certain related parties.

Terns is party to employment agreements with each of our executive officers, Ms. Burroughs, Mr. Gengos and Dr. Kuriakose, pursuant to which each executive officer is entitled to severance benefits in the event that the executive officer’s employment is terminated by Terns without “cause” or if the executive officer resigns for “good reason” (each as defined in the applicable employment agreement) (an “Involuntary Termination”).

In the event of an Involuntary Termination within three months prior to or 12 months following a change in control (the “Change in Control Period”), the executive officer will be entitled to receive the following benefits: (i) a lump sum cash payment equal to 12 months of the executive officer’s then-current annual base salary (18 months in the case of Ms. Burroughs); (ii) one times the executive officer’s annual performance bonus at 100%

of target (one and a half times in the case of Ms. Burroughs), payable in a lump sum; (iii) accelerated vesting of all of the executive officer’s then-outstanding equity awards; and (iv) continuation of the executive officer’s then-effective group medical, vision and dental coverage at Terns’ cost (or equivalent taxable installment payments from Terns) for a period of up to 12 months (up to 18 months in the case of Ms. Burroughs).

In the event of an Involuntary Termination outside of the Change in Control Period, the executive officer will be entitled to receive the following benefits: (i) continuation of the executive officer’s then-current annual base salary for a period of 12 months; (ii) a pro-rated portion of the executive officer’s annual performance bonus at 100% of target, payable in a lump sum; and (iii) continuation of the executive officer’s then-effective group medical, vision and dental coverage at Terns’ cost (or equivalent taxable installment payments from Terns) for a period of up to 12 months.

The estimated aggregate severance payment (excluding the value of equity awards) that would be payable under the employment agreements to our executive officers if, immediately after the Closing (which is assumed to be April 2, 2026 for purposes of this Solicitation/Recommendation Statement), the executive officers incurred an Involuntary Termination is $3,204,058.

In the event that any payment or benefit payable to an executive officer would constitute a parachute payment subject to the excise tax imposed by Section 4999 of the Code of 1986, as amended (the “Code”), the employment agreements with our executive officers contain a best-net cutback provision, whereby the executive officer would either receive all such payments and benefits in full or such payments and benefits would be reduced to the greatest amount that does not trigger the excise tax, whichever results in the greatest after-tax amount to the executive officer.

Transaction/Retention Bonuses

Under the Merger Agreement, Terns may grant transaction bonuses to its employees, including its executive officers, in consultation with Merck in an amount not to exceed $18 million in the aggregate (of which $3 million may not be awarded to Terns executives). As of the date of this Solicitation/Recommendation Statement, no transaction bonuses have been awarded.

Employee Benefits

Under the Merger Agreement, Merck has agreed, for a period of one year following the Effective Time, to provide, or cause to be provided, to each employee of Terns who is employed by Terns or any of its subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate thereof) immediately following the Closing (each, a “Continuing Employee”) (i) a base salary or wage rate that is no less than that provided to such Continuing Employee immediately prior to the Effective Time, (ii) target annual short-term cash incentive compensation opportunities that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time, (iii) severance benefits that are no less favorable than those that would have been provided to such Continuing Employee under Terns’ or its subsidiaries’ applicable severance benefit plans, programs, policies, agreements and arrangements and (iv) other employee benefits that in the aggregate are no less favorable than those provided to such Continuing Employee by Terns or any of its subsidiaries immediately prior to the Effective Time (excluding any equity, equity-based, change in control, deferred compensation, retention or severance benefits or any defined benefit or post-retirement welfare benefits).

Merck will cause all Continuing Employees to be eligible to continue to participate in the Surviving Corporation’s group health plans other than post-retirement welfare benefits (to the same extent such Continuing Employees were eligible to participate under Terns’ group health plans immediately prior to the Effective Time). However, the Merger Agreement does not limit Merck’s or the Surviving Corporation’s right to amend or terminate any such group health plan and, if Merck or the Surviving Corporation terminates any such group health plan, then the Continuing Employees will be eligible to participate in the Surviving Corporation’s (or an affiliate’s) corresponding group health plan.

To the extent that service is relevant for eligibility or vesting under any of Merck’s or the Surviving Corporation’s benefit plans, then Merck will ensure that such benefit plan provides each Continuing Employee with credit for prior service with Terns and its affiliates for purposes of eligibility, level of benefits and vesting, but not for purpose of benefit accrual (except for vacation and other paid time off and severance or similar pay, as applicable) to the same extent such service was recognized prior to the Effective Time under the corresponding Terns benefit plan, but without the need for such service recognition (i) if it would result in any duplication of benefits for the same period of service and (ii) for any purpose with respect to any deferred compensation, post-retirement welfare benefits or any defined benefit plan.

Following the Effective Time, Merck or its affiliate will use commercially reasonable efforts to (i) waive, or cause to be waived, any preexisting condition limitations, exclusions, actively-at-work requirements, waiting periods and any other restrictions applicable to Continuing Employees and their eligible dependents under any of Merck’s or its affiliate’s benefit plans that provides health benefits in which Continuing Employees (and their eligible dependents) are eligible to participate following the Effective Time, other than any limitations, exclusions, actively-at-work requirements, waiting periods and any other restrictions that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding Terns benefit plan, (ii) recognize the full dollar amount of any deductibles, co-payments, out-of-pocket maximums and similar expenses incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Merck or its affiliates during the portion of the plan year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under Merck’s or its affiliate’s health plans and (iii) waive, or cause to be waived, any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Terns benefit plan prior to the Effective Time.

For each Continuing Employee who is eligible to receive an annual bonus for fiscal year 2026, Merck will pay or cause to be paid a bonus payment pursuant to the terms and conditions of the applicable Terns’ bonus plan in effect as of immediately prior to the Effective Time. Such bonus payment will be calculated based on actual levels of performance (as determined by Merck in good faith in accordance with the terms of the applicable plan, but in the event performance cannot be reasonably determined for corporate or individual goals, Merck will assume achievement at 100% of target).

Unless otherwise requested in writing by Merck at least ten business days prior to the expected effective date of the Merger, and no later than one day prior to the Effective Time, the Board (or the appropriate committee thereof) will take actions necessary to terminate (or terminate Terns’ participation in) any 401(k) plan of Terns or its subsidiaries, effective as of the day prior to the effective date of the Merger and contingent upon the occurrence of the Effective Time.

The Merger Agreement does not confer upon any person (other than Terns, Merck and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement. Nothing in the Merger Agreement creates any right in any person to employment with Merck, the Surviving Corporation, or any other affiliate of the Surviving Corporation or to any compensation or benefits following the Effective Time.

Company RSU Grants for New Hires/Promotions

Following the date of the Merger Agreement, Terns may grant Company RSUs to new hires (with a value not to exceed $5 million in the aggregate) and, if the Closing has not occurred by July 1, 2026, Company RSUs to promoted employees (with a value not to exceed $1.06 million in the aggregate) (collectively, the “Post-Signing RSUs”) in the ordinary course of business and in accordance with Terns’ equity grant guidelines (as may be adjusted by the Board of Directors of Terns to convert the number of Company Options that would otherwise be granted under such guidelines to Company RSUs having the same economic value). The Post-Signing RSUs will not be treated as described above in the section above titled “-Treatment of Company Options, Company RSUs and Company Equity Plans,” but instead will be converted into cash awards with a value equal to the Merger Consideration multiplied by the number of Shares subject to the award, which cash award will vest following the Closing on the same schedule as the original grant, subject to accelerated vesting on a termination without cause or resignation for good reason following the Closing (as such terms are defined in any individual employment agreement or, if the holder is not party to such agreement or there is no such term defined therein, as defined in Terns’ Change in Control Severance Plan). However, Merck, in its discretion, may elect to accelerate payment of such awards at any point on or after the date of the Closing. The form award agreement for the Post-Signing RSUs is subject to Merck’s prior review and approval (such approval not to be unreasonably withheld, conditioned or delayed).

Potential for Future Arrangements

As of the date of this Solicitation/Recommendation Statement, none of Terns’ current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Merck or its affiliates regarding continued service with Merck or its affiliates after the Effective Time. However, it is possible that Merck or its affiliates may enter into service, employment or other arrangements with one or more of Terns’ directors or executive officers in the future.

Employment Arrangements

We have entered into at-will employment agreements with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. The employment agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation. Each of our executive officers has also executed an employee invention assignment and confidentiality agreement. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment following the Merger, see the section above titled “-Potential Payments and Benefits upon Termination or Change in Control.”

Director Compensation

All outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger and such awards will be cashed out, as described in the section above titled “-Treatment of Company Options, Company RSUs and Company Equity Plans.”

We may amend the Director Compensation Program so that we may grant cash awards instead of Company Options or other equity awards to our non-employee directors (such cash awards, the “Director Cash Awards”). We may continue to pay compensation to non-employee directors in the ordinary course of business consistent with the Director Compensation Program, including that we may grant Director Cash Awards equal to $200,000 to each of our non-employee directors (or $1.2 million in the aggregate) in lieu of 2026 annual equity awards that would otherwise be granted at the 2026 annual meeting of our stockholders. We may grant Director Cash Awards prior to the Closing and prior to Terns’ 2026 annual shareholder meeting if it is reasonably expected that the Closing will occur prior to such meeting. The Director Cash Awards will vest on the schedule applicable to annual Company Option grants under the Director Compensation Program, but any Director Cash Awards outstanding as of immediately prior to the Effective Time will become fully vested at the Effective Time and will be payable at the same time as payments in respect of In the Money Company Options and Company RSUs as described in the section above titled “-Treatment of Company Options, Company RSUs and Company Equity Plans.”

Terns may pay, immediately prior to the Effective Time, cash retainers for the calendar quarter in which the Effective Time occurs without proration.

Indemnification of Directors and Officers; Insurance

Terns has entered into an indemnification agreement (collectively, the “Indemnification Agreements”) with each of its executive officers and directors that require it to indemnify such persons against any and all expenses, judgments, fines and amounts made in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such persons in connection with any threatened, pending or completed action, suit, claim, counterclaim, cross claim, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding to which such person is made or threatened to be made a party, by reason of the fact such person is or was acting as a director, officer, employee, fiduciary or agent of Terns, as long as such director or officer acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests and, in the case of a criminal proceeding had no reasonable cause to believe that such person’s conduct was unlawful. The foregoing description of the Indemnification Agreements is a summary and is qualified by reference the full text of the Form of Indemnification Agreement for directors and officers, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors or officers of Terns or any of its subsidiaries and any indemnification or other similar agreements of Terns or any of its subsidiaries as in effect as of the date of the Merger Agreement will continue in full force and effect in accordance with their terms.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, Terns and its subsidiaries will, and Merck will cause Terns and its subsidiaries to, indemnify and hold harmless each individual who was or is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Terns or any of its subsidiaries or who thereafter commences prior to the Effective Time, serving at the request of Terns or any of its subsidiaries as a director, officer, trustee, fiduciary or another representative of another person (including any employee benefit plan) (each such person, together with such person’s heirs, executors and administrators, an “Indemnified Person”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of Terns or any of its subsidiaries or is or was serving at the request of Terns or any of its subsidiaries as a director, officer, trustee, fiduciary or another representative of another person (including any employee benefit plan), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. Any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to such provisions under the Merger Agreement and the indemnification rights provided under the Merger Agreement until such claim is fully and finally resolved.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will, and Merck will cause the Surviving Corporation to, maintain in effect the existing directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of Terns and its subsidiaries as of the date of the Merger Agreement or provide (or cause to provide) substitute policies for Terns and its subsidiaries and their current and former directors and officers who are covered by such insurance coverage as of the date of the Merger Agreement, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the relevant policies maintained as of the date of the Merger Agreement by or for the benefit of Terns and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time. However, the Surviving Corporation will not be required to expend in any one year an aggregate amount in excess of 300% of the annual premium payable by Terns with respect to such current policies as of the date of the Merger Agreement. However, in lieu of maintaining such existing policies or procuring such substitute policies, Terns may, or, if requested by Merck, will use commercially reasonable efforts to, purchase a six-year “tail” policy to replace such Terns’ policies in effect as of the date of the Merger Agreement, for an aggregate premium amount not exceeding the maximum amount described in the foregoing sentence, and subject to such other specified limitations as set forth in the Merger Agreement.

Section 16 Matters

The Merger Agreement provides that Terns and the Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares, Company Warrants, Company Options and Company RSUs in the Merger by applicable individuals in order to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that the Compensation Committee of the Board will, prior to the Offer Acceptance Time, approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Terns or any of its affiliates and any of the officers, directors or employees of Terns that are effective or entered into prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

b. Arrangements with Purchaser, Merck and their Affiliates.

Merger Agreement

On March 24, 2026, Terns, Merck and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 (The Transaction Documents) and the description of the conditions to the Offer contained in Section 15 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Solicitation/Recommendation Statement to provide stockholders of Terns with information regarding its terms and neither the Merger Agreement nor the summary of its terms contained in the Offer to Purchase is intended to modify or supplement any factual disclosures about or rights of the parties to or under the Merger Agreement or their respective affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter delivered by Terns to Merck and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of Terns at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Terns in Terns’ public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Terns’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Terns, Merck, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase and this Solicitation/Recommendation Statement, as well as in Terns’ other public filings.

Confidentiality Agreement

Merck and Terns entered into a mutual confidential disclosure agreement, effective September 28, 2023, as amended by Amendment No. 1, dated July 28, 2025, Amendment No. 2, dated December 22, 2025, and Amendment No. 3, effective as of February 6, 2026 (as so amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Merck and Terns agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any proprietary and non-public information each may make available to the other and their respective representatives with respect to Terns and its subsidiaries and their business and assets, and Merck’s interest therein, will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of a potential business relationship or with exploring, negotiating and consummating a potential acquisition of Terns or any of its subsidiaries by Merck or Merck’s affiliates. The Confidentiality Agreement contains customary standstill and employee non-solicitation provisions in favor of Terns. The standstill provision has a one-year term that would automatically terminate before the expiration of such term in certain situations, including, among others, the execution by Terns of a definitive agreement with a third party to acquire more than 50% of its outstanding voting securities or all or substantially all of its assets. The standstill provision does not restrict Merck from making confidential acquisition proposals to Terns’ Chief Executive Officer or the Board and does not include “don’t ask, don’t waive” or similar provisions prohibiting Merck from requesting that the Board release it from its standstill obligations. The Confidentiality Agreement expires on February 6, 2029, unless earlier terminated. This summary of the Confidentiality Agreement is only a summary and is qualified by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4), Exhibit (e)(5), Exhibit (e)(6) and Exhibit (e)(7) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On March 24, 2026, the Board unanimously, among other things, (i) determined that it is fair to and in the best interests of Terns and its stockholders for Terns to enter into the Merger Agreement and any related agreements contemplated thereby (“Related Agreements”), to perform its obligations thereunder and to consummate the Transactions, including the Offer and the Merger, (ii) declared the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, (iii) authorized and approved the execution, delivery and performance by Terns of the Merger Agreement and any Related Agreements and the consummation of the Transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and (v) resolved to recommend that the stockholders of Terns accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, and for the reasons described below in the section titled “-Reasons for Recommendation,” the Board, on behalf of Terns, recommends that Terns’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

a. Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation or event among members of the Board, the Transaction Committee of the Board (the “Transaction Committee”), the Compensation Committee of the Board (the “Compensation Committee”), Terns management, Terns’ financial and legal advisors, Merck or its financial or legal advisors or any other person.

As part of its ongoing consideration and evaluation of Terns’ long-term strategic goals and plans, the Board, together with Terns management, regularly evaluates Terns’ clinical development activity, historical performance, future growth prospects, business plans and overall strategic direction. These evaluations consider various financial and strategic opportunities available to Terns, including potential acquisitions, partnerships, joint ventures, licensing arrangements, collaborations, business combinations, financings and other similar transactions to support clinical development, as well as other ways to enhance stockholder value, and the potential benefits and risks of any such course of action, taking into account various factors, including the business, competitive, regulatory, financing and economic environment.

On November 3, 2025, Terns published an abstract reporting data from the ongoing dose escalation and dose expansion parts of its CARDINAL study of TERN-701 in patients with previously treated chronic myeloid leukemia (“CML”). The abstract data showed that, as of the June 30, 2025 cutoff date, of the 32 efficacy-evaluable patients, the overall (cumulative) major molecular response (“MMR”) rate was 75% (24/32) by 24 weeks, with 64% (14/22) achieving MMR and 100% (10/10) maintaining MMR. Terns noted that the 24-week MMR achievement rate with TERN-701 in previously treated CML patients was trending at least two times higher than the rates reported in other Phase 1 studies of CML therapies that were approved or in development. The abstract data also showed an encouraging data safety and tolerability profile, including that 87% (48/55) of patients remained on treatment as of the June 30, 2025 data cut-off, that there was no observation of dose-limiting toxicities in dose escalation and that the majority of treatment-emergent adverse events were low grade with no apparent dose relationship.

Terns’ closing stock price on October 31, 2025, the trading day immediately prior to the publication of the abstract, was $8.26.

On December 8, 2025, Terns presented updated and expanded data from its ongoing CARDINAL trial of TERN-701 in patients with previously treated CML at the 67th American Society of Hematology Annual Meeting and Exposition taking place in Orlando, Florida (the “ASH Annual Meeting”) and a subsequent corporate webinar. The data presented was from a September 13, 2025 data cut, which included 38 efficacy-evaluable patients demonstrating an overall (cumulative) MMR rate of 74% (28/38) by 24 weeks, with 64% (18/28) achieving MMR and 100% (10/10) maintaining MMR. In the patients dosed at 320-500 mg daily, MMR was achieved at a 75% rate (18/24) with a 95% confidence interval of 53% - 90%. The presentation also highlighted TERN-701’s encouraging safety and tolerability profile, including that 87% (55/63) of patients remained on treatment as of the September 13, 2025 data cut-off, that there was no observation of dose-limiting toxicities in dose escalation and that the majority of treatment-emergent adverse events were low grade with no apparent dose relationship.

At the ASH Annual Meeting, Terns engaged in several discussions with strategic parties that showed interest in TERN-701. In advance of those discussions, Terns had put in place confidentiality agreements with a number of strategic parties to facilitate those discussions, which did not include standstill or similar provisions. These discussions included engagement with representatives of Party A and Party B, both large pharmaceutical companies.

Terns’ closing stock price on December 5, 2025, the trading day immediately prior to the presentation of updated and expanded data at the ASH Annual Meeting, was $29.36.

On December 11, 2025, Terns announced the closing of an approximately $750 million underwritten public offering of its common stock at a public offering price of $40.00 per share.

On December 23, 2025, Terns received an unsolicited, non-binding proposal from Party C (the “Party C December 23rd Proposal”), a large pharmaceutical company, to acquire 100% of Terns’ outstanding common stock and common stock equivalents (on a fully diluted basis) for $58.00 per share in cash. The proposal represented a 43% premium to Terns’ closing stock price of $40.64 as of December 22, 2025. A representative of

Party C contacted Amy Burroughs, Chief Executive Officer of Terns, to outline the Party C December 23rd Proposal, and Ms. Burroughs subsequently transmitted it to the Board. In the days following receipt of the Party C December 23rd Proposal, Ms. Burroughs discussed the Party C December 23rd Proposal with each member of the Board. Prior to such preview and delivery of the Party C December 23rd Proposal, Terns was not aware that Party C may have had interest in submitting a proposal to acquire Terns.

On December 24, 2025, the Board, by unanimous written consent, formed a Transaction Committee, comprised of David Fellows, Jeffrey Kindler and Heather Turner for efficiency purposes to provide oversight and guidance with respect to Terns’ evaluation of a possible sale or other strategic transactions involving Terns. The Transaction Committee was not established on account of any actual or perceived conflicts of interest.

Between December 24, 2025 and December 29, 2025, Terns management began the process of updating its preliminary financial projections and, in consultation with the Transaction Committee, selecting legal and financial advisors.

On December 29, 2025, the Transaction Committee held a meeting, with representatives of Terns management, Freshfields US LLP (“Freshfields”), legal counsel to Terns, and Centerview Partners LLC (“Centerview”) and Jefferies LLC (“Jefferies”), financial advisors to Terns, in attendance, to discuss the Party C December 23rd Proposal. Each of Centerview and Jefferies were selected based upon their expertise and reputation in advising biotechnology companies in strategic transactions, and their familiarity with Terns.

At the December 29th meeting, the Transaction Committee reviewed, with the assistance of its advisors, the terms of the Party C December 23rd Proposal. Members of Terns management presented preliminary financial projections for Terns, as well as the key underlying assumptions for such projections. Among other things, these assumptions reflected a target product profile of TERN-701 in all lines of CML and related timing for launch of TERN-701 in the United States in first line (“1L”) in mid-2031 and in second and later lines (“2L+”) in mid-2030 and in Europe in all lines in 2032, as well as assumed 1L market share in the peak year 2042 of 50%. In discussing the preliminary management projections, members of management emphasized the early stage status of TERN-701 and that the preliminary management projections were based on management’s best assumptions using the information then available, contributing to the uncertainty reflected in such projections. Representatives of Terns management and the financial advisors highlighted for the Transaction Committee that, of all the assumptions in the model, 1L market share in the peak year had the most impact on the revenue projections. Representatives of the financial advisors discussed preliminary financial information and analyses with respect to the Party C December 23rd Proposal.

The Transaction Committee discussed several considerations with members of Terns management and Terns’ advisors in connection with the Party C December 23rd Proposal, including, among other things, (i) the historical bidding and mergers and acquisitions profile of Party C, (ii) that the Party C December 23rd Proposal did appear to convey a serious level of interest by Party C, (iii) that the Party C December 23rd Proposal represented a substantial premium to Terns’ then-current share price, (iv) that the Party C December 23rd Proposal was based solely on public information, (v) that Party C had not included a specific timeline for the announcement of a transaction and was not pressing for a quick timetable, (vi) the Transaction Committee’s belief that there was likely room for Party C to improve its proposal, (vii) the possibility that other potential strategic parties might be interested in a potential strategic transaction with Terns in light of the engagement such parties had had with Terns after the announcement of positive clinical data for TERN-701 and (viii) the fact that Terns was well capitalized as a result of the common stock offering conducted in December 2025 and was under no pressure to pursue a strategic transaction. In light of the foregoing, the Transaction Committee determined that Terns management should revert to Party C during the week of January 5, 2026 by responding that the value presented in the Party C December 23rd Proposal did not constitute a basis on which to initiate due diligence, but that Terns may be open to engaging in good faith discussions around a proposal from Party C at a higher price.

Later, on December 29, 2025, Ms. Burroughs informed the Board that the Transaction Committee had held a meeting to discuss the Party C December 23rd Proposal and review management’s preliminary financial projections for TERN-701 and had determined at such meeting to respond to Party C in the manner that had been determined by the Transaction Committee. Ms. Burroughs noted that Terns would remain open to follow-up from Party C about a proposal at a higher price and would also be preparing for potential future unsolicited proposals for a strategic transaction, including by setting up a data room.

On December 30, 2025, Ms. Burroughs communicated to a representative of Party C that Terns would respond to Party C regarding the Party C December 23rd Proposal the following week.

On January 5, 2026, Ms. Burroughs spoke with a representative of Party C to inform them of the Board’s view that the Party C December 23rd Proposal was not at a level where Terns would engage in discussions relating to a potential transaction, but Terns would be open to engaging constructively at a higher value.

On January 7, 2026, a representative of Party C contacted Ms. Burroughs to inquire if Terns would be willing to answer a limited number of questions that could help Party C determine if it could improve its proposal for a potential transaction. Terns responded to these questions on January 9, 2026 in reliance on an existing mutual confidentiality agreement between the parties, which did not contain any standstill or similar provisions.

From January 12, 2026 through January 15, 2026, representatives of Terns met with representatives of various potential strategic counterparties, including Merck, Party A, Party B, Party C and Party D, at and shortly following the 44th Annual J.P. Morgan Healthcare Conference in San Francisco, California.

On January 15, 2026, Party B submitted a list of questions regarding TERN-701. Terns responded to these questions in reliance on an existing mutual confidentiality agreement between the parties, which did not contain any standstill or similar provisions.

On January 16, 2026, Terns received follow-up outreach from representatives of Party A, asking more detailed diligence questions and seeking to schedule a call to discuss TERN-701. On January 20, 2026, Ms. Burroughs called senior representatives of Party A and explained that there would be limits to the level of due diligence Terns could make available to Party A without a sense of value first. Representatives of Party A informed Ms. Burroughs that they were evaluating TERN-701 with the information available.

On January 20, 2026, Party C submitted a revised non-binding proposal (the “Party C January 20th Proposal”) to acquire 100% of Terns’ outstanding common stock and common stock equivalents (on a fully diluted basis) for (i) $61.00 per share in cash at closing plus (ii) one non-tradable contingent value right (“CVR”), which would entitle Terns stockholders to receive $9.00 per Share upon receipt of U.S. FDA approval of TERN-701 for the treatment of CML if such approval occurred before the seventh anniversary of the closing of the potential transaction. The Party C January 20th Proposal highlighted several key areas of due diligence and also included a request for 45 days of exclusivity to negotiate a potential transaction.

On January 22 and 23, 2026, respectively, representatives of each of Centerview and Jefferies delivered to the Board a customary relationship disclosure letter with respect to Party C, neither of which disclosed any financial advisory engagements with Party C in the prior two years or the receipt of any investment banking, financial advisory or financing fees from Party C in the past two years.

On January 22, 2026, the Transaction Committee held a meeting, with representatives of Terns management, Freshfields, Centerview and Jefferies in attendance, to discuss the Party C January 20th Proposal. The Transaction Committee reviewed, with the assistance of its advisors, the financial terms of the Party C January 20th Proposal, including calculations of the estimated risk-adjusted net present value of the CVR, which, based upon assumptions as to the probability and timetable to achieving the CVR, equated to $3.84 per Share. The representatives of the financial advisors also presented a sensitivity analysis of the risk-adjusted net present value of the CVR based on different probabilities of achieving the CVR and different assumed FDA approval dates.

At the meeting, Ms. Burroughs presented updated preliminary management financial projections for Terns (the “January Management Projections”), which assumed the launch of TERN-701 in the United States in 1L in January 2031 and in 2L+ in January 2030 (i.e., each launch date was accelerated by six months), but which were otherwise unchanged from the preliminary management financial projections reviewed with the Transaction Committee on December 29, 2025. As discussed previously with the Transaction Committee, Ms. Burroughs emphasized the early stage status of TERN-701, which remained many years away from commercial launch, contributing to the uncertainty reflected in the January Management Projections. On the basis of these January Management Projections, the representatives of the financial advisors reviewed preliminary financial information and analyses with respect to Terns and the Party C January 20th Proposal.

The Transaction Committee discussed several considerations with members of Terns management and Terns’ advisors in connection with the Party C January 20th Proposal, including that it was constructive and demonstrated continued interest on the part of Party C. Representatives of the financial advisors noted that the Party C January 20th Proposal was still uninformed by complete due diligence. The Transaction Committee determined that Terns management should go back to Party C (i) indicating that Terns would be willing to provide Party C with fulsome diligence in order for Party C to form a more informed view of Terns and (ii) rejecting Party C’s request for exclusivity.

Also at the January 22nd meeting, the Transaction Committee discussed with representatives of Terns management and its advisors other potential strategic parties that might be interested in pursuing a transaction with Terns based on the interest certain parties had expressed in TERN-701. The Transaction Committee discussed several considerations with respect to which parties to reach out to, including, among other factors, (i) the applicable party’s strategic priorities, ability to acquire Terns and knowledge of CML, (ii) that the Transaction Committee was sensitive towards managing deal risk given that a leak could be very disruptive to a potential transaction with Party C and to Terns and its employees and (iii) bandwidth constraints and the strain on Terns in attempting to facilitate due diligence with multiple parties, especially with parties that were not serious or credible bidders. Following discussion, and taking into account the advice of its advisors, the Transaction Committee determined that Party A and Party B would be priority outreach targets based on their engagement to date, while Merck, and two other large pharmaceutical companies, Party D and Party E, could also be worth contacting. The Transaction Committee further determined that Ms. Burroughs should have flexibility to determine, in consultation with Terns’ advisors, the timing and sequence of third-party outreach.

On January 23, 2026, the Board held a meeting, with representatives of Terns management, Freshfields, Centerview and Jefferies in attendance, to discuss the Party C January 20th Proposal. Representatives of Freshfields reviewed with the Board the directors’ fiduciary duties generally, as well as in the context of a potential sale of the company. The Board then considered the terms of the Party C January 20th Proposal, the January Management Projections and the other matters considered by the Transaction Committee during its meeting on the previous day. Following discussion, the Board concurred with the determinations made by the Transaction Committee and the course of action suggested by the Transaction Committee.

On January 24, 2026, as directed by the Board, Ms. Burroughs spoke with a representative of Party C and conveyed that while the Party C January 20th Proposal was not yet at a level where Terns would be willing to transact, the Board had authorized Terns to provide Party C with fulsome due diligence in order for Party C to form a more informed view of Terns and its potential prospects.

Also on January 24, 2026, a representative of Merck reached out to a representative of Terns, with whom they had engaged in prior business development discussions unrelated to a potential acquisition of Terns, expressing Merck’s interest in TERN-701 and expressing a desire to conduct due diligence relating to a potential transaction involving Terns.

On January 25, 2026, Ms. Burroughs reached out separately to representatives of Merck, Party A, Party B, Party D and Party E. Ms. Burroughs informed each of them that Terns had received an all-cash acquisition proposal at a premium to its current share price, which the Board was taking seriously, and she wanted to assess whether they would also have an interest in evaluating an acquisition of Terns. Ms. Burroughs further requested to each such party that they come back to her within approximately ten days with an initial indication of value and level of interest, so that Terns could determine whether it made sense to continue investing time and resources considering a potential transaction with them, while also offering that Terns would be willing to answer targeted due diligence questions that might assist in their evaluation.

Party E did not engage with Terns following Ms. Burroughs’ initial outreach on January 25, 2026.

Also on January 25, 2026, Freshfields sent to legal counsel for Party C an amendment to the existing mutual confidentiality agreement between the parties, which, among other things, provided for the inclusion of customary standstill provisions in favor of Terns. The standstill restrictions would automatically terminate upon the occurrence of, among other things, Terns’ execution of a definitive agreement with a third party to acquire more than 50% of its outstanding voting securities, and did not restrict Party C from making confidential acquisition proposals to Terns’ Chief Executive Officer or the Board and did not include “don’t ask, don’t waive” or similar provisions prohibiting Party C from requesting that the Board release it from its standstill obligations. On January 26, 2026, Terns and Party C executed such amendment, and Terns subsequently granted Party C access to a virtual data room that same day.

On January 26, 2026, Party D informed Ms. Burroughs that it was not interested in exploring an acquisition of Terns.

Also on January 26, 2026, representatives of each of Merck and Party A submitted a list of key due diligence questions, and over the course of the next few days Terns facilitated targeted pre-data room due diligence in the select areas each of Merck and Party A had identified as important, in reliance on Terns’ existing mutual confidentiality agreement with each such party, each of which did not contain any standstill or similar provisions.

On February 4, 2026, representatives of Party A notified Ms. Burroughs that Party A would not be submitting a proposal to acquire Terns, noting that while Party A had a positive view of TERN-701 and engaged in substantial pre-data room due diligence, its internal forecasting yielded a valuation that did not justify paying a premium over Terns’ market capitalization. On February 4, 2026, Terns’ closing stock price was $36.06.

On February 5, 2026, Merck submitted a non-binding proposal to acquire 100% of Terns’ fully diluted equity interests at an all-cash purchase price of $61.00 per Share (the “Merck February 5th Proposal”). Prior to the submission of the Merck February 5th Proposal, a representative of Merck had a call with Ms. Burroughs to preview its contents. During the call, Ms. Burroughs and the representative of Merck discussed certain of Merck’s due diligence requirements. Following the conversation between Ms. Burroughs and the representative of Merck, a representative of Centerview also had a call with a representative of Merck in connection with the Merck February 5th Proposal, during which the representative of Centerview emphasized the importance of Merck moving quickly.

That same day, Freshfields sent to a representative of Merck a draft amendment to the Confidentiality Agreement (“Amendment No. 3 to the Confidentiality Agreement”).

On February 6, 2026, the Transaction Committee held a meeting, with representatives of Terns management, Freshfields, Centerview and Jefferies in attendance, to discuss the Merck February 5th Proposal. At the meeting, Ms. Burroughs and the representatives of the financial advisors also provided an update on the status of third-party outreach. The Transaction Committee discussed several considerations in connection with the Merck February 5th Proposal, including, among other things, the importance of pursuing it without jeopardizing the bid from Party C given that Party C was further along in its due diligence process. The representatives of Freshfields noted that, if Terns determined the timing was appropriate, Freshfields was ready to provide an initial draft of a merger agreement to each of Party C and Merck, and provided an overview of the key terms in the initial draft of the merger agreement.

Following discussion and taking into account the perspectives of Terns management and Terns’ advisors, the Transaction Committee determined that Terns management should (i) provide Merck with fulsome due diligence in order for Merck to form a more informed view of Terns and its prospects, (ii) continue to progress workstreams with Party C in parallel, (iii) not conduct additional outreach to other potential bidders at that time in light of the fact that Terns had already contacted the companies that Terns management, in consultation with members of the Board, believed to be the most likely potential bidders for a transaction and that further outreach was not likely to generate additional proposals and (iv) share the initial draft of a merger agreement with each of Party C and Merck in the upcoming days.

Later on February 6, 2026, representatives of Freshfields and Covington & Burling LLP (“Covington”), outside legal counsel to Merck, finalized Amendment No. 3 to the Confidentiality Agreement, and the parties executed that amendment on the same day. That Amendment No. 3 to the Confidentiality Agreement, among other things, amended the Confidentiality Agreement to provide for the inclusion of customary standstill provisions in favor of Terns. The standstill restrictions terminate upon the occurrence of, among other things, Terns’ execution of a definitive agreement with a third party to acquire more than 50% of its outstanding voting securities, and do not restrict Merck from making confidential acquisition proposals to Terns’ Chief Executive Officer or the Board, and do not include “don’t ask, don’t waive” or similar provisions prohibiting Merck from requesting that the Board release it from its standstill obligations. Following execution of Amendment No. 3 to the Confidentiality Agreement and later that evening, Terns granted Merck access to a virtual data room so that Merck could commence its due diligence.

Also on February 8, 2026, Ms. Burroughs contacted a representative of Party B to inquire as to their interest in a strategic transaction with Terns, and the representative of Party B informed Ms. Burroughs that Party B would not be submitting a proposal as their internal analysis of value did not justify paying a premium over Terns’ market capitalization. On February 6, 2026, the last trading day prior to Party B’s decision not to submit a proposal was communicated, Terns’ closing stock price was $37.77.

On February 9 and February 10, 2026, respectively, Merck and Party C each conducted site visits in China with one of Terns’ manufacturers.

In the evening on February 9, 2026, Terns provided an initial draft of the merger agreement and the related disclosure letter to each of Party C and Merck. The initial draft of the merger agreement provided for, among other things, (i) a termination fee in the amount of 2.5% of Terns’ fully diluted equity value at the upfront deal price, payable by Terns in the event that Terns terminated the merger agreement to accept a superior proposal or the acquiror terminated the merger agreement due to an adverse change in recommendation by the Board and (ii) a “hell-or-high-water” commitment on the part of the relevant acquiror to undertake asset divestitures and other remedies if required in order to obtain antitrust approvals for the transaction.

On February 9 and February 10, 2026, respectively, representatives of Centerview and Jefferies delivered updated relationship disclosure letters to the Board with respect to their relationships with Merck and Party C, neither of which disclosed any financial advisory engagements with Merck in the prior two years or the receipt of any investment banking, financial advisory or financing fees from Merck or Party C in the past two years.

During the weeks of February 9 and February 16, 2026, each of Party C and Merck continued to conduct due diligence with respect to Terns and engaged in several due diligence calls with representatives of Terns.

During the week of February 9, 2026, in response to requests from each of Party C and Merck, Terns management provided updated clinical data from its ongoing CARDINAL trial of TERN-701 to each of Party C and Merck and held separate due diligence calls with representatives of Party C and Merck to discuss the updated CARDINAL clinical data. That same week, Terns management also shared with each of Party C and Merck clinical data generated under Terns’ exclusive option and license agreement with Hansoh (Shanghai) Healthtech Co., Ltd. and Jiangsu Hansoh Pharmaceutical Group Company Ltd.

On February 14, 2026, Covington provided a revised draft of the merger agreement to Freshfields. That draft of the merger agreement proposed, among other things, (i) an increase of the proposed termination fee to 4% of Terns’ fully diluted equity value at the upfront deal price, (ii) an “anti-hell-or-high-water” provision disclaiming any obligation on the part of Merck to divest any assets or agree to any or conduct remedies in order to obtain antitrust approvals for the transaction, and (iii) certain other revisions, including to the definition of “Material Adverse Effect.”

On February 15, 2026, the Compensation Committee held a meeting, with representatives of Freshfields in attendance, to review, among other things, certain compensation and benefits matters implicated by a sale of Terns and terms to be contained in a merger agreement with respect to such matters. At the meeting, the Compensation Committee provided perspectives and direction to Freshfields regarding positions to be taken in a merger agreement with respect to such matters. Representatives of Terns management participated in the initial portion of the meeting, but were later excused so that the Compensation Committee could meet with the representatives of Freshfields without management present.

On February 15, 2026, representatives of Jefferies received outreach from a member of the financial press inquiring about a potential transaction involving Terns, which outreach was subsequently conveyed by representatives of Jefferies to Terns.

On February 16, 2026, a representative of Party C called Ms. Burroughs to convey that Party C would be withdrawing from discussions relating to a potential acquisition of Terns. Party C indicated that it had determined, based on its due diligence review, that the TERN-701 clinical data was more nuanced than Party C had previously understood and that Party C did not view TERN-701 as sufficiently differentiated or sufficiently de-risked to proceed.

Later that same day, Freshfields sent Covington a revised draft of the merger agreement and the parties continued to negotiate its terms, including, among other things, (i) the size of the termination fee payable by Terns, (ii) the level of efforts applicable to Merck in order to obtain antitrust approvals, (iii) the definition of “Material Adverse Effect” and (iv) certain employee and compensation matters.

On February 19, 2026 and February 20, 2026, representatives of Jefferies received further inquiries from members of the financial press inquiring about a potential transaction involving Terns, which outreach was subsequently conveyed by Jefferies to Terns. On February 20, 2026, a member of the financial press contacted Merck inquiring about a potential acquisition of Terns by Merck, which outreach was subsequently conveyed by Merck to Terns.

Also on February 20, 2026, Ms. Burroughs had a check-in call with a representative of Merck to assess Merck’s interest level in a potential transaction and an indication of value. The representative of Merck reaffirmed Merck’s interest in a potential transaction and indicated that it was expeditiously advancing all workstreams and expected to submit a revised proposal in the near term, but did not commit to a specific timeline.

Later in the day on February 20, 2026, the Transaction Committee held a meeting, with representatives of Terns management, Freshfields, Centerview and Jefferies in attendance, to review updates on the status of Terns’ discussions with each of Party C and Merck and the status of Terns’ third-party outreach regarding a potential transaction. At the meeting, Ms. Burroughs presented new CARDINAL trial data showing TERN-701’s consistent performance compared to the data presented at the ASH Annual Meeting. However, the MMR achievement rate was lower, potentially due to more patients being pre-treated with asciminib in the evaluable population. The MMR achievement rate stayed within Terns’ disclosed confidence interval after the ASH Annual Meeting, with no overlap with the asciminib interval. The data supported a similarly encouraging safety and tolerability profile for TERN-701 as the data from the ASH Annual Meeting. Ms. Burroughs speculated that some aspects of the updated data may have contributed to Party C’s decision to withdraw from discussions to potentially acquire Terns.

Also at the February 20 Transaction Committee meeting, members of Terns management discussed with the Transaction Committee potential adjustments to the January Management Projections, based on the due diligence information and clinical updates throughout the process to date. In particular, members of Terns management reviewed and discussed with the Transaction Committee the impact to the January Management Projections of adjusting 1L market share in the peak year from 50% to 45%, which would reduce worldwide peak sales by approximately 8% (such preliminary management projections, the “February Management Projections”). Members of management noted that such an adjustment would still show robust peak sales estimates, but would take into account the risks and wide confidence intervals inherent in forecasting performance many years away from commercial launch given the early stage of development of TERN-701, including with respect to ultimate MMR rates and safety and tolerability data as clinical trials continued. The representatives of the financial advisors presented preliminary financial information and analyses utilizing the February Management Projections.

On the evening of February 20, 2026, Covington provided Freshfields with a markup of the merger agreement and the related disclosure letter. This draft of the merger agreement proposed, among other things (i) a termination fee in the amount of 3.75% of Terns’ fully diluted equity value at the upfront deal price, (ii) reverting to Merck’s prior position as to an “anti-hell-or-high-water” antitrust efforts standard and (iii) changes to other material provisions, including definition of “Material Adverse Effect.”

On February 22, 2026, Ms. Burroughs had a follow-up call with a representative of Merck to press Merck to provide Terns with a revised proposal. The representative of Merck informed Ms. Burroughs that Merck continued to believe TERN-701 was an attractive product candidate and remained interested in a transaction with Terns but needed more time to complete its due diligence and fully assess the CARDINAL data in order to form a definitive view on value.

Also on February 22, 2026, the Board held a meeting, with representatives of Terns management, Freshfields, Centerview and Jefferies in attendance, to discuss the status of Terns’ discussions with potential acquirors and the status of Terns’ third-party outreach regarding a potential transaction. Ms. Burroughs updated the Board on the status of discussions with Merck, and representatives of Freshfields reviewed the material open points in the merger agreement and recommended positions on those points. Ms. Burroughs shared with the Board each of Party A’s, Party B’s and Party C’s stated reasons for withdrawing from discussions to acquire Terns and also provided the Board the clinical updates previously shared with the Transaction Committee. The Board then reviewed potential adjustments to the January Management Projections, based on the due diligence information and clinical updates throughout the process to date. Terns management discussed the February Management Projections with the Board, consistent with the discussions with the Transaction Committee at its February 20, 2026 meeting. In view of the totality of information presented to the Board, the Board determined that the 45% market share assumption was reasonable and consistent with the clinical profile of TERN-701 but still showed strong peak sales estimates. The representatives of the financial advisors discussed preliminary financial information and analyses utilizing the February Management Projections. Also at the February 22nd meeting of the Board, in executive session without the financial advisors present, members of Terns management reviewed with the Board the proposed economic terms for the engagement of each of Centerview and Jefferies as Terns’ financial advisors in connection with a potential sale of Terns. During the discussion, representatives of Freshfields noted the updated relationship disclosures that had been provided by each of Centerview and Jefferies on February 9 and 10, 2026, respectively. The representatives of Freshfields also orally provided relationship disclosures with respect to Freshfields’ relationship with Merck, noting that Freshfields had provided legal services to Merck in the past, having represented Merck in an acquisition transaction in 2025. The representatives of Freshfields also reviewed the aggregate fees that had been received from Merck in the prior two years and noted that those fee amounts were not material to Freshfields. The Board did not express any concerns with respect to the ability of Centerview, Jefferies and Freshfields to advise Terns in connection with a potential transaction with Merck.

During the week of February 23, 2026, Terns, with the assistance of Freshfields, finalized the terms of engagement letters with each of Centerview and Jefferies. The Centerview engagement letter was executed on February 25, 2026, and the Jefferies engagement letter was executed on February 26, 2026.

On February 27, 2026, Ms. Burroughs spoke with a representative of Merck, during which conversation the representative of Merck reaffirmed Merck’s interest in a potential transaction but stated to proceed further, Merck would require certain additional data from the CARDINAL trial and stated that, if provided and consistent with the past data update, Merck could move quickly to finalize documentation, assuming valuation could be agreed. Ms. Burroughs expressed concern to the representative of Merck about the length of time that Merck was taking to complete its due diligence, and the Board’s expectations based on interactions to date that Merck would have completed its due diligence by then and formed a perspective on valuation sooner. The representative of Merck reiterated Merck’s position that Merck typically elects to conduct fulsome due diligence before providing perspectives on value versus providing offers before due diligence.

Following this discussion, and also on February 27, 2026, Ms. Burroughs contacted the members of the Transaction Committee to relay her discussion with the representative of Merck. The members of the Transaction Committee, citing the continued uncertainty with respect to Merck’s ability to provide appropriate clarity around timetable and value, determined to cease discussions with Merck. Following this determination, Terns management instructed its advisors to cease discussions with Merck and terminate data room access, which access was terminated the following day.

On February 28, 2026, Dr. Dean Li, President of Merck Research Laboratories, reached out to Ms. Burroughs to confirm Merck’s continued interest in a potential transaction with Terns and reiterate the importance of Merck’s request for further updated clinical data so that Merck could finalize its due diligence assessment. Dr. Li’s message emphasized that, subject to receiving the updated data, Merck was interested in announcing a transaction as quickly as possible. Upon receipt of this communication, Ms. Burroughs notified the Transaction Committee of Dr. Li’s outreach and, based upon the assurances by Dr. Li about timing, the Transaction Committee determined that Terns management should consider the scope of the request and discuss further with Merck whether there could be a near-term path to providing additional information to Merck that would help them finalize their value determination in short order.

In the evening of February 28, 2026, Ms. Burroughs, Dr. Emil Kuriakose, the Chief Medical Officer of Terns, and Mr. Scott Harris, Chief Development and Operations Officer of Terns, held a call with a representative of Merck to further discuss Merck’s request, including its scope, for further updated clinical data. Subsequently, the representative of Merck confirmed to Ms. Burroughs that this round of updated clinical data would allow Merck to make a final decision with respect to pursuing a transaction and on value.

On March 2, 2026, members of Terns management discussed with representatives of Freshfields that, on the basis that a transaction might still be possible with Merck, Freshfields should share with Covington a revised draft of the merger agreement reflecting Terns’ latest positions, as previously discussed with Freshfields. That afternoon, representatives of Freshfields sent to Covington a revised draft of the merger agreement and the related disclosure letter, in which Terns proposed, among other things, (i) a termination fee in the amount of 3% of Terns’ fully diluted equity value at the upfront deal price, (ii) a commitment on the part of Merck to undertake asset divestitures and other remedies (but not with respect to TERN-701 or Merck’s existing assets) if required in order to obtain antitrust approvals for the transaction and (iii) certain other revisions, including to the definition of “Material Adverse Effect.”

On March 4, 2026, the Transaction Committee held a meeting, with representatives of Terns management, Freshfields, Centerview and Jefferies in attendance, to discuss the status of the potential transaction with Merck. Ms. Burroughs reported on her recent communications with representatives of Merck, and provided, alongside Dr. Kuriakose, an overview of the updated clinical data that Terns proposed to provide Merck, which data was broadly consistent with the prior data update that Merck had received during the course of its due diligence review. The representatives of Freshfields provided an update on the status of transaction documentation, noting that substantial progress had been made on the merger agreement and that a call was scheduled with Covington for March 5, 2026 to further discuss the remaining open points, which open points the representatives of Freshfields reviewed with the Transaction Committee at the meeting. Following discussion, the Transaction Committee determined that Terns management should share the updated clinical data with Merck and attempt to get more clarity on Merck’s anticipated timing.

On March 5, 2026, representatives of the financial advisors shared materials relating to the updated clinical data with Merck and reactivated access to the data room for Merck and its advisors. Ms. Burroughs spoke with a representative of Merck regarding Merck’s continued interest in a potential acquisition of Terns and anticipated timing to bring the discussions to acquire Terns to a conclusion.

Also on March 5, 2026, representatives of Freshfields held a call with Covington to discuss the remaining open points in the merger agreement, and the parties continued to exchange drafts of the merger agreement and related disclosure letter until the execution of the merger agreement on March 24, 2026.

On March 10, 2026, Merck submitted confirmatory due diligence questions related to the updated clinical data. Terns responded to Merck’s questions, asking in return for visibility into Merck’s timetable and process, noting that price still needed to be discussed.

On March 11, 2026, Ms. Burroughs spoke with a representative of Merck to understand where Merck stood on process and timetable. The representative of Merck conveyed to Ms. Burroughs that Merck was finalizing its review and that it would be in a position to come back to Terns during the following week.

On March 18, 2026, Merck submitted a revised non-binding proposal to acquire 100% of Terns’ fully diluted equity interests at an all-cash purchase price of $50.00 per Share (the “Merck March 18th Proposal”) and indicated that Merck was ready to move forward with an announcement date of March 25, 2026. Prior to submitting the Merck March 18th Proposal, a representative of Merck spoke with Ms. Burroughs to preview the proposal with her. In the Merck March 18th Proposal, Merck explained that the offer price of $50.00 per Share was based on fundamental value and the totality of the data they had reviewed. The Merck March 18th Proposal also stated that Merck believed that the MMR achievement rate for TERN-701 would likely be at the low end of the range discussed by Terns management and noted that Merck shared Terns’ view that such data was still compelling relative to asciminib and therefore had continued enthusiasm to proceed with a transaction.

In the afternoon of March 19, 2026, the Board held a meeting, with representatives of Terns management, Freshfields, Centerview and Jefferies in attendance. Ms. Burroughs provided an overview of the Merck March 18th Proposal. Representatives of the financial advisors discussed with the Board various factors in relation to the Merck March 18th Proposal, including, among other things, (i) that the Merck March 18th Proposal represented what would be the largest acquisition of an oncology company whose primary asset of interest is at least three years from commercial launch, (ii) that while the Merck March 18th Proposal represented a 5% premium to Terns’ then current trading price of $47.78, it represented a 39% premium to Terns’ trading price of $36.06 as of February 4, 2026 (the last day prior to the Merck February 5th Proposal) and a 39% premium to Terns’ 90-day volume-weighted average price of $36.01, (iii) that Terns’ stock price performance had significantly and increasingly outperformed that of its peer group since Terns’ initial outreach to potential bidders on January 25, 2026, and even more dramatically since Merck received a call about a potential deal leak following press outreach to representatives of Merck on February 20, 2026 and (iv) that Terns’ increasingly high stock price performance in relation to other industry peers, and within the context of a generally declining stock market due to the current geopolitical environment, appeared unusual and informed a view that Terns’ current stock price likely reflected short-term merger speculation that was unrelated to business fundamentals. The Board noted that the inquiries that had been made by members of the financial press supported the view that Terns’ stock price performance likely reflected such speculation.

Representatives of the financial advisors reviewed with the Board preliminary financial information and analyses with respect to Terns and the Merck March 18th Proposal based on the February Management Projections. Representatives of Freshfields also reviewed again with the Board its fiduciary duties and related process considerations in the context of a sale of Terns.

The Board discussed with members of Terns management and representatives of Terns’ advisors several considerations in connection with the Merck March 18th Proposal, including, among other things, (i) that while Ms. Burroughs and other members of Terns management believed in Terns’ standalone prospects and the potential of TERN-701 to be a best-in-disease therapy, Terns was still many years away from commercialization of TERN-701, and there were significant risks inherent in drug development, including the potential for efficacy data to decline and the possibility of long-term treatment adverse safety events such as those seen with both allosteric and active site tyrosine kinase inhibitors used to treat CML, (ii) the likelihood that there was merger speculation in Terns’ stock starting as recently as the ASH Annual Meeting in December 2025 that had contributed to the significant increase in Terns’ stock price, and that if a transaction did not happen in 2026, Terns’ stock price could face downward pressure, (iii) the fact that Terns had conducted outreach to the parties the Board believed to be the most likely potential bidders for a transaction, all of which had declined to make a proposal for a transaction and, in the case of Party C, had withdrawn its proposal after conducting due diligence and (iv) the Board’s belief in light of the foregoing that Merck remained the company with the most interest in TERN-701 at the time. Weighing the benefits of potentially deriving certain and immediate value for Terns stockholders from completing a transaction at a favorable price, the potential of obtaining an improved proposal from Merck, and the risks associated with missing out on a potential transaction at an attractive price and proceeding with Terns’ standalone plan, the Board supported investigating if a transaction could be agreed with Merck at a price in excess of $50.00 per Share, and discussed with management and the financial and legal advisors how to best respond to Merck in order to negotiate for a higher value. Taking into account the recommendation of management and Terns’ advisors, the Board determined that the financial advisors should relay to representatives of Merck that the Board would be willing to transact at an all-cash purchase price of $56.00 per Share in an attempt to get Merck to move higher on price than the $50.00 per Share proposed in the Merck March 18th Proposal.

Subsequent to the Board meeting, a representative of Centerview spoke with a representative of Merck and relayed that the Board would be willing to move forward with a transaction at an all-cash price of $56.00 per Share. Shortly thereafter, the representative of Merck contacted the representative of Centerview to convey a further improved proposal for the acquisition by Merck of 100% of Terns’ fully diluted equity interests at an all-cash purchase price of $52.00 per Share. The representative of Centerview responded that, in their view, the revised proposal would likely not receive the support of the Board. In turn, the representative of Merck relayed that Merck’s “best and final” offer was at an all-cash purchase price of $53.00 per Share, and that Merck would not further increase its proposed purchase price (the “Final Merck Proposal”).

In the evening of March 19, 2026, the Board reconvened, with representatives of Terns management, Freshfields, Centerview and Jefferies in attendance. The representatives of the financial advisors informed the Board of their discussions with the representative of Merck earlier that day, including that Merck had indicated that $53.00 per Share was its “best and final” offer. The Board discussed several considerations in connection with the Final Merck Proposal with Terns management and the advisors, including, among other things, the Board’s view that the proposed transaction would be value accretive to all Terns stockholders in light of the performance of Terns’ stock price and that it was one that its stockholders would want the opportunity to entertain. Following discussion, the Board (i) authorized and directed Ms. Burroughs to relay to a representative of Merck that the Board was in favor of proceeding with the proposed transaction at $53.00 per Share, with a goal of finalizing, approving and executing the merger agreement within several days and (ii) approved and adopted the February Management Projections and instructed the financial advisors to utilize the February Management Projections for purposes of their financial analyses and fairness opinions.

Also in the evening meeting on March 19, a representative of Freshfields provided an overview of the status of definitive transaction documentation, including a summary of key open issues in the merger agreement and the proposed plan for finalizing such documentation.

Following the Board’s acceptance of the Final Merck Proposal, the representatives of Freshfields worked with the representatives of Covington to finalize the terms of the merger agreement and the related disclosure letter. The Transaction Committee held a meeting on March 22, 2026 and the Compensation Committee held meetings on March 22, March 23 and March 24, 2026 to provide feedback on the terms of the definitive transaction documentation for the proposed transaction. During the course of these negotiations, the parties agreed, among other things, on (i) a termination fee payable by Terns of $235 million (representing 3.5% of the fully diluted equity value of Terns at the transaction price) in the event that Terns terminated the merger agreement to accept a superior proposal or Merck terminated the merger agreement due to an adverse change in recommendation by the Board and (ii) an “anti-hell-or high water” antitrust efforts standard for Merck, but that Merck would pay Terns a reverse termination fee of $270 million (representing 4% of the fully diluted equity value of Terns at the transaction price) in certain circumstances where the transaction cannot be consummated due to the failure to obtain antitrust clearances.

At no time prior to the execution of the Merger Agreement did Ms. Burroughs or any other member of Terns management discuss any post-closing employment arrangements or continuing roles with Merck.

In the evening of March 24, 2026, the Board met, with representatives of Terns management, Freshfields, Centerview and Jefferies in attendance, to consider the potential acquisition of Terns by Merck and to review the final form of the merger agreement. Representatives of Freshfields reviewed again with the members of the Board their fiduciary duties generally and in relation to the potential acquisition of Terns. The representatives of Freshfields referred the Board to the further updated relationship disclosure letters provided by Centerview and Jefferies that had been circulated to the Board in advance of the meeting and reviewed orally the information provided to the Board on February 22, 2026 with respect to Freshfields’ relationships with Merck, which were unchanged. Representatives of Freshfields then reviewed certain key provisions of the merger agreement.

Representatives of the financial advisors discussed with the Board various factors in relation to the Final Merck Proposal, including, among other things, the current and historical market prices of the Shares, as compared to the consideration payable in the proposed Offer and Merger, including the fact that the consideration of $53.00 per Share represents a premium of: (i) approximately 54% over the $34.33 closing price of the Shares on January 23, 2026 (the last trading day prior to the date on which the Board’s financial advisors began third-party outreach), (ii) approximately 47% over the $36.06 closing price of the Shares on February 4, 2026 (the last trading day prior to the Merck February 5th Proposal), (iii) approximately 42% to the 90-day volume weighted average price of the Shares for the period ended March 24, 2026 and (iv) approximately 31% over the 60-day volume weighted average price of the Shares for the period ended March 24, 2026.

Representatives of each of Centerview and Jefferies then presented their respective financial analyses of the consideration, and each rendered to the Board its respective oral opinion, in each case, that was subsequently confirmed by delivery of a written opinion, dated March 24, 2026, each of which is attached to this Schedule 14D-9 as Annex I and Annex II, respectively, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in each opinion, the Offer Price or Merger Consideration of $53.00 per Share to be paid to the holders of Shares (other than (i) Shares held at the commencement of the Offer and immediately prior to the Effective Time by Terns (or held in Terns’ treasury), Merck, Purchaser or any other direct or indirect wholly owned subsidiary of Terns, Merck or Purchaser, (ii) Dissenting Shares or (iii) any Shares held by any affiliate of Terns or Merck) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of such Shares.

The Board briefly recessed and the Compensation Committee met and unanimously approved proposed resolutions regarding the treatment of Company Options, Company RSUs and the Company ESPP in the Merger Agreement.

Following the meeting of the Compensation Committee, the Board reconvened, and the Board unanimously, among other things, (i) determined that it is fair to and in the best interests of Terns and its stockholders for Terns to enter into the Merger Agreement and any related agreements contemplated thereby, to perform its obligations thereunder and to consummate the Transactions, including the Offer and the Merger, (ii) declared the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, (iii) authorized and approved the execution, delivery and performance by Terns of the Merger Agreement and any related agreements and the consummation of the Transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and (v) recommended that the stockholders of Terns accept the Offer and tender their Shares pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.

Following the Board’s approval and still on March 24, 2026, the parties executed the Merger Agreement.

The following morning, on March 25, 2026, Terns and Merck issued a joint press release announcing the execution of the Merger Agreement and the terms of the acquisition by Merck.

b. Reasons for Recommendation

The Board carefully considered the Offer, the Merger and the other Transactions, consulted with the Transaction Committee, management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. In approving the Merger Agreement, authorizing the Transactions and recommending that Terns’ stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer, the Board considered numerous factors, including the following non-exhaustive list of material factors and benefits of the Transactions, which it viewed as supporting its determination and recommendation (not necessarily in order of relative importance):

•	Financial Terms of the Transactions. The Board considered the financial terms of the Transactions and the process leading up to the Transactions, including the following:

•

the current and historical market prices of the Shares, as compared to the consideration payable in the Offer and the Merger, including the fact that the consideration of $53.00 per Share represents a premium of (i) approximately 54% over the $34.33 closing price of the Shares on January 23, 2026 (the last trading day prior to the date on which the Board’s financial advisors began third-party outreach), (ii) approximately 47% over the $36.06 closing price of the Shares on February 4, 2026 (the last trading day prior to Merck’s initial proposal to acquire Terns), (iii) approximately 42% over the 90-day volume weighted average price of the Shares for the period ended March 24, 2026 and (iv) approximately 31% over the 60-day volume weighted average price of the Shares for the period ended March 24, 2026;

•	the fact that the acquisition of Terns by Merck would be the largest acquisition of an oncology company whose primary asset of interest remained at least three years from commercial launch;

•

the fact that Terns’ stock price had substantially outperformed both its peer group and relevant market indices since Terns’ initial outreach to potential third-party bidders on January 25, 2026, a period during which relevant market indices declined due to the current geopolitical environment, which the Board viewed as reflecting short-term market speculation that was unrelated to business fundamentals;

•

the risk, considering the likelihood that merger speculation had contributed to the significant increase in Terns’ stock price, that, if a transaction did not happen, Terns’ stock price could face material downward pressure;

•

the fact that Terns, with the assistance of Terns’ financial advisors, had conducted outreach to four other potential counterparties (which were the parties the Board believed to be the most likely potential bidders for a transaction), all of which had declined to make a proposal for a transaction, and another bidder who had initiated unsolicited outreach to Terns, Party C, had withdrawn its proposal after conducting due diligence;

•

the fact that each of Party A and Party B had informed Terns that the results of their internal modelling resulted in valuation for Terns that did not justify paying a premium over Terns’ then-current market capitalizations, which was in each case lower than the market capitalization of Terns on March 24, 2026 (the last completed trading day prior to execution of the Merger Agreement);

•

the Board’s belief, in light of the foregoing, that Merck was the company with the most interest in a strategic transaction with respect to TERN-701 and that there was unlikely to be another acquirer of Terns that could consummate an acquisition of Terns at a higher price and with the level of certainty and on the timeline that is expected for the completion of the Merger;

•	the Board’s belief, as a result of negotiations with Merck, that the Offer Price represented the highest price reasonably obtainable from Merck by Terns under the circumstances;

•	the risk that prolonging or expanding the sale process further could have resulted in the loss of an opportunity to consummate a transaction with Merck;

•

the fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, which would allow Terns’ stockholders to realize immediate and certain value in respect of their Shares without the inherent risk in Terns remaining a standalone early-stage biotechnology company;

•

the oral opinion of Centerview rendered to the Board on March 24, 2026, which was subsequently confirmed in a written opinion dated as of March 24, 2026, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the consideration of $53.00 per Share to be paid to the holders of Shares (other than (i) Shares held at the commencement of the Offer and immediately prior to the Effective Time by Terns (or held in Terns’ treasury), Merck, Purchaser or any other direct or indirect wholly owned subsidiary of Terns, Merck or Purchaser, (ii) Dissenting Shares or (iii) any Shares held by any affiliate of Terns or Merck) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of such Shares. For a detailed discussion of Centerview’s opinion, please see below in “-Opinion of Centerview Partners LLC,” and Annex I of this Schedule 14D-9; and

•

the oral opinion of Jefferies rendered to the Board on March 24, 2026, subsequently confirmed in Jefferies’ written opinion dated March 24, 2026, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed matters considered, and qualifications and limitations set forth therein, the consideration of $53.00 per Share to be paid to the holders of Shares (other than (i) Shares held at the commencement of the Offer and immediately prior to the Effective Time by Terns (or held in Terns’ treasury), Merck, Purchaser or any other direct or indirect wholly owned subsidiary of Terns, Merck or Purchaser, (ii) Dissenting Shares or (iii) any Shares held by any affiliate of Terns or Merck) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of such Shares. For a detailed discussion of Jefferies’ opinion, please see below in “-Opinion of Jefferies LLC,” and Annex II of this Schedule 14D-9;

•

Company Business and Industry. The Board considered its knowledge and understanding of Terns’ industry, business, strategy, financial condition and prospects (including the prospects of the company on a standalone basis and the risks involved in achieving such prospects), including:

•

although Terns management’s belief in Terns’ standalone prospects and the potential of TERN-701 to be a best-in-disease therapy is positive, Terns still remains many years away from commercialization of a product and there are significant risks inherent in drug development, including potential for efficacy data to decline and the possibility of long-term treatment adverse safety events such as those seen with both allosteric and active site tyrosine kinase inhibitors used to treat CML, and in obtaining regulatory approvals;

•	Merck’s reputation as a leader in the development and commercialization of novel oncology therapeutics, and Terns management’s belief that Merck would be a good home for the Terns’ assets; and

•	the current state of the U.S. and global economies and markets, including increased volatility and uncertainty resulting from geopolitical conflicts;

•	Likelihood and Speed of Consummation of the Offer and the Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including, among other things:

•	the financial strength of Merck and its ability to fund the consideration;

•	the business reputation and capabilities of Merck, including Merck’s track record of successfully completing merger and acquisition transactions;

•

the likelihood of obtaining required antitrust approvals and Merck’s agreement to pay Terns a reverse termination fee of $270 million in certain circumstances where the Merger Agreement were terminated due to the failure to obtain required antitrust approvals;

•

the limited and customary nature of the conditions to Merck’s obligations to consummate the Offer and the Merger, including that the definition of “Material Adverse Effect” in the Merger Agreement excludes certain regulatory, health, safety, preclinical, clinical, manufacturing and supply chain events relating to the products or product candidates of Terns or its competitors, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents-The Merger Agreement) and Section 15 (Conditions to the Offer) of the Offer to Purchase;

•

the fact that Merck is required to extend the Offer on one or more occasions under the Merger Agreement if at the scheduled Expiration Time any of the Offer conditions are not satisfied or waived, in order to permit the satisfaction of all Offer conditions, as described above in the section titled “Item 2. Identity and Background of the Filing Person – Tender Offer” of this Solicitation/Recommendation Statement and Section 13 (The Transaction Documents-The Merger Agreement – Extensions of the Offer) of the Offer to Purchase;

•

the ability of Terns to specifically enforce Merck’s and Purchaser’s obligations under the Merger Agreement, including (subject to the satisfaction of the other closing conditions) their obligations to consummate the Offer and the Merger; and

•

the transaction is structured as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Terns’ stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer;

•

Merger Agreement Provisions. The Board considered the terms and conditions of the Merger Agreement and the course and nature of negotiations with Merck, which were conducted at arm’s length and during which the Board was advised by experienced independent legal and financial advisors, including the following specific terms of the Merger Agreement:

•	Terns’ ability, under certain circumstances, to furnish information to third parties making unsolicited acquisition proposals and to engage in discussions and negotiations with such third parties;

•

the Board’s ability, under certain circumstances, to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to Terns paying Merck a termination fee of $235 million (the “Company Termination Fee”)

•

the Board’s ability, under certain circumstances, to withdraw or modify its recommendation that Terns’ stockholders tender their Shares pursuant to the Offer, including in connection with a superior proposal or an intervening event, subject to Terns paying Merck the Company Termination Fee if Merck terminates the Merger Agreement as a result of an adverse recommendation change;

•

the Board’s belief that the Company Termination Fee was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement, and would not preclude or unreasonably deter another party from making a competing acquisition proposal for Terns following the announcement of the Offer;

•

Merck’s agreement to pay Terns a reverse termination fee of $270 million in certain circumstances where the Merger Agreement is terminated as a result of certain conditions related to antitrust laws not being satisfied;

•	the availability of statutory appraisal rights to the stockholders of Terns who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL;

•	the customary nature of the representations, warranties and covenants of Terns in the Merger Agreement; and

•

the other terms and conditions of the Merger Agreement, which were reviewed by the Board with Terns’ financial advisors and outside legal counsel, and the fact that such terms were the product of arm’s-length negotiations between the parties.

The Board also considered a variety of risks and other potentially negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

the fact that the consideration payable in the Offer and the Merger, while providing relative certainty of value, would not allow Terns’ stockholders to participate in the potential long-term growth and future earnings of Terns, including the possibility of positive future developments in TERN-701’s clinical program, regulatory approvals and commercialization if Terns were to remain an independent, publicly-traded company;

•

the possibility that, despite the Board’s assessment that the consideration payable in the Offer and the Merger represents the highest price reasonably obtainable at this time, Terns’ stockholders might, over the long term, receive greater value if Terns successfully meets or exceeds the management financial projections (as described further in the section below titled “Item 4.c. The Solicitation or Recommendation—Certain Financial Projections”) despite the significant execution risks inherent therein;

•

the possibility that, although the Transactions provide Terns stockholders the opportunity to realize a premium to the price at which the Shares traded at any time prior to the public announcement of the Transactions, the price of the Shares might have increased in the future to a price greater than the consideration payable in the Offer and the Merger;

•	the fact that Terns was well capitalized as a result of equity issuances undertaken by it and was under no compulsion to pursue a transaction;

•	the restrictions in the Merger Agreement on Terns’ ability to actively solicit competing acquisition proposals;

•

the fact that in certain circumstances, including if Terns terminates the Merger Agreement to accept a superior proposal or if Merck terminates the Merger Agreement as a result of an adverse recommendation change by the Board, Terns would be required to pay Merck the Company Termination Fee, including the potential impact of the Company Termination Fee on the willingness of other potential bidders to propose acquisition transactions, although the Board believed that the Company Termination Fee was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement, and would not preclude or unreasonably deter another party from making a competing acquisition proposal for Terns following the announcement of the Offer;

•

the fact that Terns is required to provide Merck with notice of any competing acquisition proposal and four business days to match any superior proposal and two business days to match any subsequent modifications to such superior proposal, although the Board believed this would not preclude or unreasonably deter another party from making a competing acquisition proposal for Terns following the announcement of the Offer;

•

the risk that publicity regarding the Transactions and the pendency of the Transactions could result in disruptions to Terns’ business operations and future prospects, including relationships with employees, customers, suppliers, clinical investigators, business partners and other third parties;

•

the fact that completion of the Transactions would require antitrust clearance in the United States and the satisfaction of certain other closing conditions, including that no “Material Adverse Effect” (as defined in the Merger Agreement) on Terns has occurred, that are not entirely within Terns’ control;

•

the restrictions on the conduct of Terns’ business prior to the consummation of the Transactions as set forth in the Merger Agreement, which requires Terns to conduct its business in the ordinary course and to refrain from taking a number of certain specified actions, which restrictions may delay or prevent Terns from undertaking business opportunities that may arise or any other actions Terns would otherwise take with respect to its operations pending consummation of the Transactions;

•

the fact that Terns has incurred, and will continue to incur, significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Transactions are not consummated, Terns will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

•	the risk of litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger;

•

the interests of Terns’ executive officers and directors and the fact that Terns’ executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Terns’ stockholders, generally, as described in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements- Arrangements between Terns and its Executive Officers, Directors and Affiliates”;

•	the risk that the Offer and Merger are not consummated in a timely manner or at all;

•	the fact that the gain realized by Terns’ stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•	other risks of the type and nature as further described below in the section below titled “Item 8. Additional Information-Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Transactions against the potential benefits of the Transactions, the Board unanimously determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, Terns and its stockholders, authorized and approved the execution, delivery and performance by Terns of the Merger Agreement and the consummation of the Transactions, and resolved to recommend that Terns’ stockholders accept the Offer and tender their Shares pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that Terns’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. Rather, the Board made its determinations and recommendation based on the totality of the information presented to it and the judgments of individual directors, which may have been influenced to a greater or lesser degree by different factors. In arriving at their respective determinations and recommendations, the members of the Board also considered the interests of Terns’ executive officers and directors as described under the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements between Terns and its Executive Officers, Directors and Affiliates.”

This explanation of the Board’s reasons for its recommendations and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described below in the section below titled “Item 8. Additional Information-Cautionary Note Regarding Forward-Looking Statements.”

c. Certain Financial Projections

Terns does not, as a matter of course, regularly make public long-range forecasts or internal projections as to future performance, revenues, earnings, cash flows or other financial results due to, among other reasons, the inherent unpredictability of the underlying assumptions and estimates.

However, in connection with the Board’s and the Transaction Committee’s review of strategic alternatives, including the Offer and the Merger, at the direction of the Transaction Committee and the Board, Terns management prepared, and on January 22, 2026 presented to the Board, the January Management Projections, which consisted of certain unaudited management financial projections for Terns for 2026 through 2046, reflecting Terns as a standalone company on a risk-adjusted basis. The January Management Projections are presented below under the caption “January Management Projections.” Based on, among other factors, certain updated clinical data, Terns management prepared, and on February 22, 2026 presented to the Board, the February Management Projections, which consisted of updated unaudited management financial projections, adjusted relative to the January Management Projections to provide for a 1L penetration of 45% (rather than 50% as reflected in the January Management Projections). The February Management Projections are presented below under the caption “February Management Projections.” The January Management Projections and the February Management Projections are referred to herein as the “management projections.” Terns management and the Board viewed the February Management Projections as reasonable and consistent with the clinical profile of TERN-701, taking into account the risks and wide confidence intervals inherent in forecasting performance given that TERN-701 was still many years away from commercialization and the uncertainties inherent in drug development and commercialization, including the potential for efficacy data to decline as more patients were enrolled in clinical trials and the possibility of long-term treatment adverse safety events such as those seen with both allosteric and active site tyrosine kinase inhibitors used to treat CML. As such, on March 19, 2026, the Board approved and adopted the February Management Projections and instructed Centerview and Jefferies to use the February Management Projections for purposes of their respective financial analyses and fairness opinions (as further described and discussed in the sections below titled “Item 4.d. Opinion of Centerview Partners LLC” and “Item 4.e. Opinion of Jefferies LLC,” respectively).

The Board considered the February Management Projections, together with other information and factors described in this Schedule 14D-9, in evaluating the Offer and the Merger and in reaching its determination on March 24, 2026 that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, Terns and its stockholders, in declaring it advisable for Terns to enter into the Merger Agreement, in authorizing and approving the execution, delivery and performance by Terns of the Merger Agreement and the consummation by Terns of the Transactions and in resolving to recommend that Terns’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The February Management Projections were the only management projections that were approved and adopted by the Board and the only management projections that were used by Centerview and Jefferies, at the direction of the Board, in connection with performing their respective financial analyses and rendering their respective oral opinions delivered to the Board on March 24, 2026, each of which was subsequently confirmed by delivery of a written opinion dated as of March 24, 2026, as summarized in the sections below titled “Item 4.d. Opinion of Centerview Partners LLC” and “Item 4.e. Opinion of Jefferies LLC,” respectively.

The February Management Projections reflect Terns’ current development and commercialization plans for TERN-701 in CML as of March 19, 2026, the date on which the Board approved and adopted the February Management Projections and instructed Centerview and Jefferies to use such management projections for purposes of their respective financial analyses and fairness opinions. The February Management Projections assume that TERN-701 is Terns’ only revenue-generating product, that Terns will commercialize TERN-701 directly in the United States and the European Union and continue its existing collaboration with Hansoh (Shanghai) Healthtech Co., Ltd. and Jiangsu Hansoh Pharmaceutical Group Company Ltd. (collectively, “Hansoh”) in Greater China and that Terns will out-license rights outside of the United States, the European Union and Greater China to a commercialization partner in return for an illustrative $100 million upfront payment and 20% royalty on net sales. The February Management Projections further assume that TERN-701 is launched in the United States in second line CML in January 2030 and in 1L CML in January 2031 and that all lines of therapy are launched in the European Union beginning in 2032. The February Management Projections are prepared on a risk-adjusted basis, assuming 1L peak penetration of 45%, worldwide risk adjusted peak sales of $6.7 billion and loss of market exclusivity beginning in 2043, with resulting declines in market share following loss of exclusivity. In addition, the February Management Projections reflect management’s estimates and assumptions regarding, among other things, patient incidence and progression across lines of therapy, achievable market penetration and duration of treatment, pricing dynamics, ex-U.S. partnering economics, operating expenses, capital expenditure requirements, tax rates, net operating loss utilization and economic, monetary, market and other conditions, all of which are difficult to predict and many of which are beyond Terns’ control. In particular, the February Management Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain.

The management projections include financial measures that are not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”), including, among others, EBIT, risk-adjusted revenues and unlevered free cash flows. These non-GAAP financial measures were included in the management projections because management believed that they could be useful in developing long-range projections and in evaluating the Offer and the Merger and other potential strategic alternatives. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in the management projections may be defined and calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. Financial measures included in management projections that are provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations and therefore are not subject to SEC rules regarding the reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures. Reconciliations of the non-GAAP financial measures included in the management projections to the most directly comparable GAAP financial measures were not provided to or relied upon by the Board in connection with its evaluations of the Offer and the Merger or Centerview or Jefferies in connection with their respective financial analyses and fairness opinions. Accordingly, Terns has not provided a reconciliation of the non-GAAP financial measures included in the management projections to the relevant GAAP financial measures.

The management projections were prepared solely for internal use by Terns’ senior management, the Transaction Committee and the Board and Terns’ financial advisors in connection with their evaluation of the Offer and the Merger and other potential strategic alternatives, and Terns’ financial advisors were instructed to utilize the February Management Projections in connection with their respective financial analyses and fairness opinions. The management projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding forward-looking statements, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP.

Neither Terns’ independent registered public accounting firm nor any other independent accountants has audited, reviewed, compiled or performed any procedures with respect to the management projections or expressed any opinion or any other form of assurance with respect to such information, and accordingly, they assume no responsibility for, and disclaim any association with, the management projections. The Ernst & Young LLP report included in Terns’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 relates solely to the historical financial information of Terns and to an assessment of Terns’ internal controls over financial reporting. Such reports do not extend to the management projections and should not be read to do so.

The management projections constitute forward-looking statements and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results forecasted in such information, including, but not limited to, those relating to the early stage status of TERN-701, Terns’ ability to successfully develop, obtain regulatory approval for and commercialize TERN-701, the outcome and timing of clinical trials and regulatory processes, manufacturing and supply, competition from existing and future therapies, pricing and reimbursement, intellectual property protection and enforcement, macroeconomic conditions and the other risks described in Terns’ periodic reports filed with the SEC. Many of these risks and uncertainties are beyond Terns’ control. There can be no assurance that the projected results contained in the management projections will be realized or that actual results will not be significantly higher or lower than forecast.

The management projections also reflect assumptions as to certain business decisions that are subject to change. Because the management projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Terns’ business and its results of operations. The management projections were developed solely using the information available to Terns management at the time they were created and were based on numerous variables and assumptions that are inherently uncertain. The management projections also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The management projections were developed on a standalone basis without giving effect to the Transactions and therefore do not give effect to any changes to Terns’ operations or strategy that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the Transactions. Furthermore, the management projections do not take into account the effect of any failure of the Transactions to be consummated and should not be viewed as accurate or continuing in that context.

The management projections were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any circumstances, events or information arising after the date they were prepared, including the execution of the Merger Agreement or the announcement or consummation of the Offer or the Merger. Terns and its financial advisors undertake no obligation, except as may be required by applicable law, to update or otherwise revise the management projections to reflect circumstances arising after the date they were prepared or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

None of Terns, Merck, Purchaser, Centerview, Jefferies or any of their respective affiliates or representatives makes any representation to any stockholder or other person regarding the ultimate performance of Terns compared to the information contained in the management projections. The inclusion of the management projections in this Schedule 14D-9 should not be regarded as an indication that Terns, the Board, Terns management, Merck, Purchaser, Centerview, Jefferies or any of their respective affiliates or representatives considered, or now considers, the management projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The inclusion of the management projections in this Schedule 14D-9 does not constitute an admission or representation of Terns that the management projections or the information contained therein is material. None of Terns, Merck, Purchaser, Centerview, Jefferies or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the management projections. None of Terns, Merck, Purchaser, Centerview, Jefferies or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct any information contained in the management projections if it is or becomes, or the underlying assumptions are or become, inaccurate (even in the short term). These considerations should be taken into account if evaluating the management projections, which were prepared as of an earlier date.

In light of the foregoing factors and the uncertainties inherent in the management projections, holders of Shares are cautioned not to place undue, if any, reliance on the management projections.

The following tables set forth a summary of the January Management Projections and the February Management Projections. The summary of the management projections is included solely to give holders of Shares access to a summary of the management projections that were made available to the Board, Centerview and Jefferies and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares pursuant to the Offer or for any other purpose, including whether or not to seek appraisal rights with respect to their Shares. The February Management Projections were the only management projections that were approved and adopted by the Board and that were used by Centerview and Jefferies, at the direction of the Board, in connection with performing their respective financial analyses and rendering their respective oral opinions delivered to the Board on March 24, 2026, each of which was subsequently confirmed by delivery of a written opinion dated as of March 24, 2026, as summarized in the sections below titled “Item 4.d. Opinion of Centerview Partners LLC” and “Item 4.e. Opinion of Jefferies LLC,” respectively.

January Management Projections (Risk-Adjusted)(1)

	(dollars in millions)
	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
Total Net Revenue	$2	$2	$0	$0	$75	$472	$1,211	$1,922	$2,743	$3,593	$4,311
Gross Profit	$2	$2	$0	$0	$74	$465	$1,193	$1,892	$2,697	$3,530	$4,233
EBIT(2)	$(136)	$(208)	$(241)	$(248)	$(211)	$189	$783	$1,418	$2,171	$2,950	$3,605
Net Income	$(136)	$(208)	$(241)	$(248)	$(211)	$181	$750	$1,191	$1,715	$2,331	$2,848

	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Total Net Revenue	$4,626	$4,937	$5,137	$5,262	$5,376	$5,500	$5,043	$4,474	$3,794	$3,052
Gross Profit	$4,538	$4,840	$5,035	$5,156	$5,267	$5,388	$4,933	$4,378	$3,714	$2,989
EBIT(2)	$3,877	$4,143	$4,299	$4,456	$4,575	$4,732	$4,277	$3,724	$3,129	$2,471
Net Income	$3,063	$3,273	$3,396	$3,520	$3,614	$3,738	$3,379	$2,942	$2,472	$1,952

(1)	Reflects 50% penetration in 1L at peak sales.
(2)	EBIT is earnings before interest and taxes.

February Management Projections (Risk-Adjusted)(1)

	(dollars in millions)
	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
Total Net Revenue	$2	$2	$0	$0	$75	$458	$1,150	$1,814	$2,573	$3,351	$4,006
Gross Profit	$2	$2	$0	$0	$74	$451	$1,132	$1,785	$2,530	$3,293	$3,933
EBIT(2)	$(136)	$(208)	$(241)	$(248)	$(210)	$176	$726	$1,317	$2,013	$2,725	$3,321
Net Income	$(136)	$(208)	$(241)	$(248)	$(210)	$168	$695	$1,149	$1,590	$2,153	$2,623

	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Total Net Revenue	$4,288	$4,562	$4,736	$4,842	$4,942	$5,054	$4,631	$4,105	$3,476	$2,792
Gross Profit	$4,206	$4,472	$4,641	$4,744	$4,842	$4,951	$4,531	$4,017	$3,403	$2,735
EBIT(2)	$3,562	$3,793	$3,925	$4,063	$4,167	$4,309	$3,887	$3,374	$2,827	$2,223
Net Income	$2,814	$2,997	$3,101	$3,210	$3,292	$3,404	$3,070	$2,665	$2,233	$1,757

(1)	Reflects 45% penetration in 1L at peak sales.
(2)	EBIT is earnings before interest and taxes.

d. Opinion of Centerview Partners LLC

Terns retained Centerview as a financial advisor to the Board in connection with the proposed Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held at the commencement of the Offer and immediately prior to the Effective Time by Terns (or held in Terns’ treasury), Merck, Purchaser or any other direct or indirect wholly owned subsidiary of Terns, Merck or Purchaser, (ii) Dissenting Shares or (iii) any Shares held by any affiliate of Terns or Merck (“Excluded Common Shares”)) of the Offer Price or Merger Consideration of $53.00 per Share to be paid to such holders pursuant to the Merger Agreement (the “Consideration”). On March 24, 2026, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 24, 2026, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Consideration to be paid to the holders of Shares (other than Excluded Common Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated March 24, 2026, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I to this Solicitation/Recommendation Statement and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is a summary only and is qualified by the full text of Centerview’s written opinion attached as Annex I to this Solicitation/Recommendation Statement. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, to the holders of Shares (other than Excluded Common Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Terns or any other person as to whether or not such stockholder or other person should tender Shares in the Offer, or otherwise take any action with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	an execution version of the Merger Agreement received on March 24, 2026;

•	Annual Reports on Form 10-K of Terns for the years ended December 31, 2024, December 31, 2023 and December 31, 2022;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Terns;

•	certain publicly available research analyst reports for Terns;

•	certain other communications from Terns to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Terns, including certain risk adjusted financial forecasts, analyses and projections relating to Terns prepared by management of Terns and furnished to Centerview by Terns for purposes of Centerview’s analysis, which projections were approved for use by Centerview by the Board on March 19, 2026 (as further described in the sections above titled “-Background of the Offer and the Merger” and “-Certain Financial Projections”) and are referred to in this summary of Centerview’s opinion as the “February Management Projections,” and which are, collectively with the other information reviewed by Centerview as set forth above, referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Terns regarding their assessment of the Internal Data and conducted such financial studies and analyses and took into account such information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Terns’ consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Terns’ direction, that the Internal Data (including, without limitation, the February Management Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Terns as to the matters covered thereby and Centerview relied, at Terns’ direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Terns’ direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Terns, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Terns. Centerview assumed, at Terns’ direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the execution version of the Merger Agreement reviewed by Centerview. Centerview also assumed, at Terns’ direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Terns, or the ability of Terns to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Terns’ underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Terns or in which Terns might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of such opinion, to the holders of the Shares (other than Excluded Common Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Terns or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Terns or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Common Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Terns or any other person as to whether or not such stockholder or other person should tender Shares in connection with the Offer, or otherwise take any action with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated March 24, 2026. The description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview set forth below is a summary only and is qualified by the full text of Centerview’s written opinion attached as Annex I to this Solicitation/Recommendation Statement. The order of the financial analyses described does not represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Terns. The summaries alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion.

In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Terns or any other parties to the Transactions. None of Terns, Merck, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Terns do not purport to be appraisals or reflect the prices at which Terns may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 24, 2026 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis.

Centerview performed a discounted cash flow analysis of Terns based on the February Management Projections. The February Management Projections are described in further detail in the section above under “-Certain Financial Projections.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of per share equity values for the Shares by (a) discounting to present value, as of December 31, 2025, using discount rates ranging from 13.0% to 15.0% (reflecting Centerview’s analysis of Terns’ weighted average cost of capital) and using a mid-year convention: (i) the projected risk-adjusted, after-tax unlevered free cash flows of Terns over the period beginning on January 1, 2026 and ending on December 31, 2046, utilized by Centerview based on the February Management Projections, (ii) an implied terminal value of Terns, calculated by Centerview by assuming that Terns’ unlevered free cash flows would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 80% year-over-year as directed by Terns’ management and (iii) tax savings from usage of Terns’ federal net operating losses of $297 million as of December 31, 2025, and Terns’ estimated future losses, as set forth in the Internal Data; and (b) adding to the foregoing results Terns’ cash of $1,019 million as of December 31, 2025, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the number of fully-diluted Shares outstanding calculated using the treasury stock method (taking into account (i) approximately 113.0 million Shares outstanding, (ii) approximately 12.9 million Shares underlying In the Money Company Options outstanding with a weighted average exercise price (WAEP) of $10.40, (iii) approximately 2.4 million Shares underlying Company Warrants outstanding, and (iv) approximately 1.1 million unvested Company RSUs outstanding) as of March 20, 2026, as set forth in the Internal Data).

This analysis resulted in an implied per share equity value range of $47.70 to $58.25, rounded to the nearest $0.05. Centerview then compared this range to the $53.00 per Share Consideration to be paid to the holders of the Shares (other than Excluded Common Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended January 23, 2026 (the last trading day prior to the date on which the trading price of the Shares was perceived by Centerview to be affected by a potential transaction) (the “Unaffected Date”), which reflected low and high closing prices for the Shares during such period of approximately $2.00 to $47.09 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of March 24, 2026, which indicated low and high price targets for the Shares ranging from $54.00 to $70.00 per Share.

•

Premia Paid Analysis. Centerview performed an analysis of premia paid in 23 transactions involving publicly traded, biopharmaceutical companies announced since 2023 with offer values between $3 billion and $15 billion that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Terns and the Transactions, for which premium data was available. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding the net present value of contingent consideration, if any) to the closing price of such target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction.

Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 35% to 75% to Terns’ closing stock price on the Unaffected Date of $34.33, which resulted in an implied price range per Share of $46.35 to $60.10, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of Terns with respect to the Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The Consideration was determined through arm’s-length negotiations between Terns and Merck and was approved by the Board. Centerview provided advice to Terns during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Terns or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement in connection with the Transactions, Centerview had not been engaged to provide financial advisory or other services to Terns, and Centerview did not receive any compensation from Terns during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Merck Parent, Merck or Purchaser, and Centerview did not receive any compensation from Merck, Merck Parent or Purchaser during such period. However, Centerview is currently providing financial advisory services unrelated to Terns to a company in which Merck Parent owns a significant minority equity interest, in connection with certain strategic matters. As of the date of its written opinion, Centerview had not received any compensation in connection with the aforementioned matter, but may receive compensation from such company in the future, which it estimates could amount to between $10 million and $20 million. Centerview may provide financial advisory and other services to or with respect to Terns or Merck or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of its affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Terns, Merck, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as a financial advisor to Terns, Terns has agreed to pay Centerview an aggregate fee which, based on the information available as of the date of the execution of the Merger Agreement, is estimated to be approximately $50.5 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $48.5 million of which is payable contingent upon consummation of the Transactions. Centerview may also receive a fee from Terns in the event Terns receives a break-up, termination or similar fee from Merck in connection with the termination or non-completion of the Transactions. In addition, Terns has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview and related parties against certain liabilities that may arise, out of Centerview’s engagement.

e. Opinion of Jefferies LLC

Terns engaged Jefferies as a financial advisor in connection with the proposed Transactions. In connection with this engagement, the Board requested that Jefferies evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Common Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. At a meeting of the Board held on March 24, 2026 to evaluate the Transactions, Jefferies rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 24, 2026, to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Consideration to be paid to the holders of Shares (other than Excluded Common Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion, dated March 24, 2026, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Jefferies in preparing its opinion, is attached as Annex II to this Solicitation/Recommendation Statement and is incorporated herein by reference.

Jefferies’ opinion was provided for the use and benefit of the Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view and did not address any other aspect of the Transactions or any other matter. Jefferies’ opinion did not address the relative merits of the Transactions as compared to any alternative transaction or opportunity that might be available to Terns, nor did it address the underlying business decision by Terns to engage in the Transactions or any other matter. Jefferies’ opinion did not in any way address proportionate allocation or relative fairness among holders of Shares, holders of any other securities of Terns or otherwise. Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer, or how the Board or any holder of Shares should act with respect to the Transactions or any other matter. The summary of Jefferies’ opinion set forth below is qualified by reference to the full text of Jefferies’ opinion attached as Annex II to this Solicitation/Recommendation Statement.

In arriving at its opinion, Jefferies, among other things:

•	reviewed an execution version of the Merger Agreement, received on March 24, 2026;

•	reviewed certain publicly available financial and other information relating to Terns;

•

reviewed certain information furnished to Jefferies and approved for Jefferies’ use and reliance by the management of Terns relating to the business, operations and prospects of Terns, including certain risk-adjusted financial forecasts and estimates, which forecasts and estimates were approved for use by Jefferies by the Board on March 19, 2026 (as further described in the sections above titled “-Background of the Offer and the Merger” and “-Certain Financial Projections”) and are referred to in this summary of Jefferies’ opinion as the “February Management Projections”;

•	held discussions with members of senior management of Terns regarding the business, operations and prospects of Terns and the other matters described in the second and third bullets immediately above;

•	reviewed the stock trading price history of the Shares;

•	reviewed, to the extent publicly available, the financial terms of certain transactions that Jefferies deemed relevant in evaluating the Transactions; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to Jefferies by Terns or that was publicly available to Jefferies (including, without limitation, the information described above) or that was otherwise reviewed by Jefferies. Jefferies relied on the assurances of the management and other representatives of Terns that they were not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading.

In connection with its review, Jefferies did not make and did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of Terns or any other entity and Jefferies was not furnished with and assumed no responsibility to obtain or conduct, any such evaluations, appraisals or physical inspections. Jefferies did not evaluate and did not express any opinion as to the solvency or fair value of Terns or any other entity, or the impact of the Transactions thereon, under any laws relating to bankruptcy, insolvency or similar matters. In addition, Jefferies’ analyses and opinion did not consider any actual or potential arbitration, litigation, claims, audits or possible unasserted claims, investigations or other proceedings involving or affecting Terns or any other entity.

With respect to the February Management Projections provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised by Terns, and assumed, that the February Management Projections relating to Terns that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Terns as to, and were an appropriate basis upon which to evaluate, the future financial performance of Terns and the other matters covered thereby. Jefferies expressed no opinion as to the February Management Projections or the assumptions on which they were based.

Jefferies relied upon the assessments of the management of Terns as to, among other things, (i) the potential impact on Terns of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biopharmaceutical industry, including with respect to the pricing of and third-party coverage and reimbursement for pharmaceutical products, (ii) matters relating to the products and product candidates of Terns, the potential use and indications for such products and product candidates, related technology and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for the development, clinical testing, manufacturing and commercialization of such products and product candidates and related uses and indications, and the validity and duration of licenses and patents, and (iii) existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees and consultants, customers, suppliers, and other commercial and collaboration relationships. Jefferies assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, and the information made available to Jefferies, as of the date of Jefferies’ opinion.

Events occurring after the date of Jefferies’ opinion may affect the opinion and the assumptions upon which Jefferies’ opinion was based, and Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion.

As the Board was aware, the credit, financial and stock markets, and the industry in which Terns operates, have experienced and may continue to experience volatility and disruptions, and Jefferies expressed no view or opinion as to any potential effects of such volatility or disruptions on Terns or the Transactions. Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Terns or the Transactions, and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to Terns and/or the Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Terns or the Transactions and legal, regulatory, accounting and tax consequences to Terns or holders of Shares of the terms of, and transactions contemplated by, the Merger Agreement. Jefferies did not take into account, for purposes of its analyses and opinion, any tax consequences of the Transactions to any holder of Shares. Jefferies assumed that the Transactions would be consummated in accordance with their terms without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements that would be meaningful in any respect to Jefferies’ analyses or opinion and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transactions or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on Terns, the Transactions, or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies also assumed that the final Merger Agreement, when signed by the parties thereto, would not differ from the execution version of the Merger Agreement reviewed by Jefferies in any respect meaningful to Jefferies’ analyses or opinion. Jefferies’ opinion did not address the relative merits of the Transactions as compared to any alternative transaction or opportunity that might be available to Terns, nor did it address the underlying business decision by Terns to engage in the Transactions, or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Transactions or any term, aspect or implication of any support agreement or other agreements, instruments, arrangements or understandings entered into, terminated or amended in connection with, or contemplated by or resulting from, the Transactions. Jefferies’ opinion was limited to the fairness, from a financial point of view and as of the date of such opinion, of the $53.00 per Share Consideration to be paid to the holders of Shares (other than Excluded Common Shares) pursuant to the Merger Agreement, to the extent expressly specified in such opinion, without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Terns held by such holders, and Jefferies’ opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of Terns or otherwise. Jefferies was not asked to, and its opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities (other than holders of Shares other than Excluded Common Shares), creditors or other constituencies of Terns or any other party.

Furthermore, Jefferies expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of Terns’ officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the Consideration or otherwise. Jefferies also expressed no view or opinion as to the prices at which Shares or any other securities of Terns may trade or otherwise be transferable at any time, including following announcement or consummation of the Transactions. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness opinion committee.

Financial Analyses

In connection with rendering its opinion to the Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected precedent transactions analyses summarized below, no company, business or transaction used as a comparison was identical or directly comparable to Terns or the Transactions. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions concerned. Jefferies believes that its analyses and the summary below must be considered as a whole and in context, and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion.

Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. The estimates of the future performance of Terns in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Terns. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of Terns or its businesses or securities. The Consideration payable in the Offer and the Merger was determined through negotiations between Terns and Merck, and the decision by Terns to enter into the Merger Agreement was solely that of the Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Consideration, and should not be viewed as determinative of the views of the Board or management of Terns with respect to the Transactions or the consideration payable in the Offer and the Merger.

The summary of the financial analyses described in this section is a summary of the material financial analyses reviewed with the Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 24, 2026 (the last full trading day prior to when Board met to approve the Transactions), and is not necessarily indicative of current or future market conditions. Implied equity value reference ranges per Share summarized below were rounded to the nearest $0.05 per Share.

Selected Precedent Transactions Analysis

Jefferies reviewed, among other things, financial information for the following 11 selected biopharma transactions announced since 2018 involving clinical stage oncology target companies with transaction values in excess of $2 billion that Jefferies considered generally relevant for purposes of its analysis (collectively, the “selected transactions”):

Announced	Target	Acquiror	Transaction Value / Peak Revenue (x)
September 2025	Merus N.V.	Genmab A/S	1.1x
March 2024	Fusion Pharmaceuticals Inc.	AstraZeneca PLC	0.5x
January 2024	Ambrx Biopharma, Inc.	Johnson & Johnson	0.8x
December 2023	RayzeBio, Inc.	Bristol-Myers Squibb Company	1.2x
June 2022	Turning Point Therapeutics, Inc.	Bristol-Myers Squibb Company	2.3x
August 2021	Trillium Therapeutics Inc.	Pfizer Inc.	0.8x
March 2020	Forty Seven, Inc.	Gilead Sciences, Inc.	1.8x
December 2019	ArQule, Inc.	Merck & Co., Inc.	1.4x
December 2019	Synthorx, Inc.	Sanofi S.A.	1.6x
October 2018	Endocyte, Inc.	Novartis AG	1.5x
January 2018	Juno Therapeutics, Inc.	Celgene Corporation	1.2x

Jefferies reviewed the transaction values of the target companies in the selected transactions, calculated as the enterprise values implied for the target companies based on the consideration paid in the selected transactions as a multiple of the peak calendar year revenue of such target companies (which was determined based on the highest annual revenue figure disclosed in the management projections section of the associated proxy or tender offer filing, as applicable, in connection with the selected transaction). Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of Terns was based on the February Management Projections.

The overall low to high peak estimated revenue multiples observed for the selected transactions were 0.52x to 2.26x (with a median of 1.22x). Jefferies then applied a selected range of peak estimated revenue multiples derived from the selected transactions of 0.80x to 1.50x to Terns’ risk-adjusted peak estimated revenue for calendar year 2042. This analysis indicated an approximate implied equity value reference range per Share of $40.15 to $67.45, as compared to the $53.00 per Share Consideration payable in the Offer and the Merger.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis of Terns by calculating the estimated present value of the standalone risk-adjusted unlevered free cash flows that Terns was projected to generate during fiscal years ending December 31, 2026 through December 31, 2046 as provided in the February Management Projections. For purposes of such analysis, Terns’ estimated approximately $297 million in federal net operating loss carryforwards and approximately $1,019 million in cash, in each case as provided by management of Terns, were taken into account. The implied terminal value of Terns was derived by applying to Terns’ normalized fiscal year 2046 risk-adjusted unlevered free cash flow a perpetuity growth rate of negative 80%, as provided in the February Management Projections. The net present value (as of December 31, 2025) of the risk-adjusted unlevered free cash flows and terminal value of Terns were then calculated using a selected discount rate range of 12.5% to 14.5% (reflecting Jefferies’ estimate of Terns’ weighted average cost of capital) and assuming the number of fully-diluted Shares outstanding calculated using the treasury stock method (taking into account (i) approximately 113.0 million Shares outstanding, (ii) approximately 12.9 million Shares underlying In the Money Company Options outstanding with a weighted average exercise price (WAEP) of $10.40, (iii) approximately 2.4 million Shares underlying Company Warrants outstanding, and (iv) approximately 1.1 million unvested Company RSUs outstanding) as provided by Terns management as of March 20, 2026).

This analysis indicated an approximate implied equity value reference range per Share of $50.10 to $61.35, as compared to the $53.00 per Share Consideration payable in the Offer and the Merger.

Certain Additional Information

Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the following:

•

the historical trading performance of the Shares during the 52-week period ended January 23, 2026 (the last trading day prior to the date on which the trading price of the Shares was perceived by Jefferies to be affected by a potential transaction), which ranged from $2.00 per Share to $47.09 per Share; and

•

publicly available share price targets for Shares published by selected research analysts as of March 24, 2026, which indicated low to high share price targets for Shares of $54.00 per Share to $70.00 per Share.

Miscellaneous

Terns has agreed to pay Jefferies for its financial advisory services in connection with the Transactions an aggregate fee which, based on the information available as of the date of the execution of the Merger Agreement, is estimated to be approximately $37 million, of which $2 million was payable upon delivery of its opinion and the remainder is contingent upon consummation of the Transactions. Jefferies may also receive a fee from Terns in the event Terns receives a break-up, termination or similar fee from Merck in connection with the termination or non-completion of the Transactions. In addition, Terns agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement, and to indemnify Jefferies and related parties against certain liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

As the Board was aware, Jefferies and its affiliates in the past have provided, currently are providing, and in the future may provide certain financial advisory or financing services to Terns and/or its affiliates, for which Jefferies and its affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date of its opinion, having acted or acting as joint bookrunner for two follow-on offerings of Shares, for which services Jefferies received aggregate fees of approximately $18 million. As the Board was also aware, although Jefferies and its affiliates had not provided financial advisory or financing services to Merck Parent and/or its affiliates (including Merck) during the approximately two-year period prior to the date of its opinion for which Jefferies and its affiliates received compensation, Jefferies and its affiliates in the future may provide such services to Merck Parent and/or its affiliates (including Merck), for which services Jefferies and its affiliates would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates trade or hold securities or financial instruments (including loans and other obligations, as applicable) of Terns, Merck and/or their respective affiliates for Jefferies’ own account and for the accounts of its customers and, accordingly, hold or may hold at any time long or short positions or otherwise effect transactions in those securities or financial instruments. In addition, Jefferies may seek, in the future, to provide financial advisory services to Terns, Merck and/or their respective affiliates, for which Jefferies would expect to receive compensation.

Jefferies was selected as a financial advisor to Terns in connection with the Transactions because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its long-standing familiarity with Terns and its business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

f. Intent to Tender

As of April 2, 2026, our directors and executive officers, as a group, beneficially owned 2,557,182 Shares (including 2,353,129 Shares subject to Company Options exercisable within 60 days of April 2, 2026), representing approximately 2.2% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered, pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Terns retained Centerview as its financial advisor in connection with the Transactions and, in connection with such engagement, Centerview provided to the Board Centerview’s opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation,” which is filed as Annex I hereto and incorporated herein by reference. In connection with Centerview’s services as a financial advisor to Terns, Terns has agreed to pay Centerview an aggregate transaction fee currently estimated, based on the information available as of the date of the execution of the Merger Agreement, to be approximately $50.5 million, of which $2 million was payable upon the rendering of Centerview’s opinion and approximately $48.5 million of which is payable contingent upon consummation of the Transactions. In addition, Terns has agreed to reimburse certain of Centerview’s reasonable and documented expenses arising and to indemnify Centerview and related parties against certain liabilities that may arise, out of Centerview’s engagement by Terns in connection with the Transactions.

Terns also retained Jefferies as its financial advisor in connection with Transactions and, in connection with such engagement, Jefferies provided to the Board Jefferies’ opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation,” which is filed as Annex II hereto and incorporated herein by reference. In connection with Jefferies’ services as a financial advisor to Terns, Terns has agreed to pay Jefferies an aggregate transaction fee currently estimated, based on the information available as of the date of the execution of the Merger Agreement, to be approximately $37 million, of which $2 million was payable upon the rendering of Jefferies’ opinion and approximately $35 million of which is payable contingent upon consummation of the Transactions. In addition, Terns has agreed to reimburse certain of Jefferies’ reasonable and documented expenses arising and to indemnify Jefferies and related parties against certain liabilities that may arise, out of Jefferies’ engagement by Terns in connection with the Transactions.

Neither Terns nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Terns on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by Terns, or, to Terns’ knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of Terns, during the 60 days prior to the date of this Solicitation/Recommendation Statement, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Emil Kuriakose, M.D.	April 1, 2026	Non-discretionary sale of common stock to cover tax withholding obligations in connection with the vesting of Company RSUs	942	$52.75(1)
Amy Burroughs	March 16, 2026	Acquisition of common stock under 10b5-1 Plan	14,583	$4.64
Amy Burroughs	March 16, 2026	Stock option exercise for common stock under 10b5-1 Plan	14,583	$4.64
Amy Burroughs	March 16, 2026	Disposition of common stock under 10b5-1 Plan	11,813	$46.57(2)
Amy Burroughs	March 16, 2026	Disposition of common stock under 10b5-1 Plan	2,770	$47.30(3)
Amy Burroughs	February 17, 2026	Acquisition of common stock under 10b5-1 Plan	14,583	$4.64
Amy Burroughs	February 17, 2026	Stock option exercise for common stock under 10b5-1 Plan	14,583	$4.64
Amy Burroughs	February 17, 2026	Disposition of common stock under 10b5-1 Plan	2,341	$38.07(4)
Amy Burroughs	February 17, 2026	Disposition of common stock under 10b5-1 Plan	8,159	$39.22(5)
Amy Burroughs	February 17, 2026	Disposition of common stock under 10b5-1 Plan	4,083	$39.80(6)

(1)	This sale price represents the weighted average sale price of the shares sold ranging from $52.74 to $52.77 per share (rounded to the nearest $0.01).

(2)	This sale price represents the weighted average sale price of the shares sold ranging from $46.01 to $47.01 per share (rounded to the nearest $0.01).
(3)	This sale price represents the weighted average sale price of the shares sold ranging from $47.01 to $47.91 per share (rounded to the nearest $0.01).
(4)	This sale price represents the weighted average sale price of the shares sold ranging from $37.54 to $38.53 per share (rounded to the nearest $0.01).
(5)	This sale price represents the weighted average sale price of the shares sold ranging from $38.54 to $39.53 per share (rounded to the nearest $0.01).
(6)	This sale price represents the weighted average sale price of the shares sold ranging from $39.54 to $40.25 per share (rounded to the nearest $0.01).

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Solicitation/Recommendation Statement (including the exhibits hereto), Terns is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Terns’ securities by Terns, Terns’ affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Terns or Terns’ affiliates, (iii) any purchase, sale or transfer of a material amount of assets of Terns or any affiliate of Terns or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Terns.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents) of the Offer to Purchase.

Item 8. Additional Information.

a. Conditions to the Offer

The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.

b. Stockholder Approval Not Required

On March 24, 2026, the Board unanimously, among other things, (i) determined that it is fair to and in the best interests of Terns and its stockholders for Terns to enter into the Merger Agreement and any Related Agreements, to perform its obligations thereunder and to consummate the Transactions, including the Offer and the Merger, (ii) declared the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, (iii) authorized and approved the execution, delivery and performance by Terns of the Merger Agreement and any Related Agreements and the consummation of the Transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and (v) resolved to recommend that the stockholders of Terns accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.

Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer satisfies the Minimum Condition, then after the

Offer Acceptance Time, the Merger Agreement contemplates that the parties will consummate the Merger as soon as practicable thereafter without a vote of the stockholders of Terns in accordance with Section 251(h) of the DGCL.

If the Merger is effected, as further described in the section below titled “-Notice of Appraisal Rights,” (i) Terns stockholders who do not tender their Shares in the Offer will be entitled to exercise appraisal rights under Delaware law and (ii) Terns stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

c. State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

Merck and Purchaser have represented and warranted to Terns in the Merger Agreement that neither Merck nor Purchaser is or during the three years prior to the date of the Merger Agreement has been, an “interested stockholder” of Terns as defined in Section 203 of the DGCL.

In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as further described in the section above titled “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

d. Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, any Shares issued and outstanding as of immediately prior to the Effective Time which are held of record or beneficially owned by stockholders of record or beneficial owners who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) have not otherwise lost, waived or failed to perfect their appraisal rights; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (v) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be and (z) provides an address at which such beneficial owner consents to receive notices given by Terns and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares by the Delaware Court if certain conditions set forth in Section 262(g) of the DGCL are satisfied and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders of record and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder of record or beneficial owner contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders of record or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Solicitation/Recommendation Statement as Annex III and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Solicitation/Recommendation Statement. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders of record and beneficial owners should assume that Terns will take no action to perfect any appraisal rights of any stockholder of record or beneficial owner.

Any stockholder of record or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Terns stockholders of record or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262 or information directing the holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost.

TERNS HAS FIXED APRIL 2, 2026 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS OF RECORD AND BENEFICIAL OWNERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. THIS SOLICITATION/RECOMMENDATION STATEMENT CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Any stockholder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Solicitation/Recommendation Statement as Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder of record or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder of record or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Solicitation/Recommendation Statement (which date of mailing is April 7, 2026), deliver to Terns at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Terns of the identity of the stockholder of record or beneficial owner and that the stockholder of record or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand described in the first bullet above must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court shall dismiss the appraisal proceedings as to all stockholders of record or beneficial owners who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Merck will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of Terns who delivered a written demand to Terns (in accordance with the first bullet above) within 10 days after the date of the Closing, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date of the Merger.

Written Demand

All written demands for appraisal should be addressed to Terns Pharmaceuticals, Inc., 1065 East Hillsdale Blvd, Suite 100, Foster City, California 94404, Attention: Chief Legal Officer.

If the demand for appraisal is made by a stockholder of record, it must be executed by or for such stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares. A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, may exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such stockholder of record or beneficial owner.

If the demand for appraisal is made instead by a beneficial owner, then, instead of the procedures described in the paragraph above, (i) the demand for appraisal must be executed in such beneficial owner’s own name, (ii) such beneficial owner must continuously own such Shares through the effective date of the Merger and (iii) the demand made by such beneficial owner must (A) reasonably identify the holder of record of the Shares, (B) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be and (C) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder (including any beneficial owner) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Terns is under no obligation to and has no present intention to file a petition and holders should not assume that Terns will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designated for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder of record or beneficial owner within ten days after a written request by such stockholder of record or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such stockholder of record or beneficial owner of Dissenting Shares (a “Dissenting Holder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in the Delaware Court a duly verified list containing the names and addresses of all stockholders of record or beneficial owners who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Holders who hold certificates submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. In addition, as described previously, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining fair value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each Dissenting

Holder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. Terns and the Surviving Corporation have made no determination as to whether such payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders of record or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders of record and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder of record or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If any stockholder of record or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder of record’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the applicable Merger Consideration. A stockholder of record or beneficial owner will fail to perfect, or effectively lose, the stockholder of record’s or beneficial owner’s right to appraisal, with respect to all Shares, if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder of record or beneficial owner may withdraw his, her or its demand for appraisal by delivering a written withdrawal either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation and further in accordance with Section 262 of the DGCL and accept the applicable Merger Consideration.

This summary of appraisal rights under the DGCL is qualified by reference to the Offer and Section 262 of the DGCL, the full text of which is attached to this Solicitation/Recommendation Statement as Annex III and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

e. Legal Proceedings

As of the date of this Solicitation/Recommendation Statement, Terns is not aware of any pending legal proceedings relating to the Offer, the Merger or the other Transactions. However, lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

f. U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Merck and Terns will promptly, and no later than April 14, 2026, file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 calendar days following the filing of the Premerger Notification and Report Form, but this period may change if Merck voluntarily withdraws and refiles its Premerger Notification and Report Form, which it may do in its sole discretion only once and thereafter only with the written consent of Terns, in order to restart the 15-calendar day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m. Eastern Time, 10 calendar days after substantial compliance with such request. Thereafter, Merck and Terns will be free to complete the Offer and the Merger in accordance with applicable law unless otherwise agreed with the reviewing agency or doing so would be prohibited by court order.

g. Annual, Quarterly and Current Reports

For additional information regarding the business and the financial results of Terns, please see Terns’ Annual Report on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

h. Cautionary Note Regarding Forward-Looking Statements

This Solicitation/Recommendation Statement contains forward-looking statements about Terns within the meaning of the federal securities laws, including regarding the potential sale of Terns. All statements other than statements of historical facts contained in this filing are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. Terns has based these forward-looking statements largely on its current expectations, estimates, forecasts and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. These statements are subject to risks and uncertainties that could cause the actual results and the implementation of Terns’ plans to vary materially, including (i) risks related to the timing of the Offer, the Merger and the other Transactions or that the Offer, the Merger and the other Transactions may not be completed at all, (ii) whether sufficient stockholders of Terns will tender their Shares in the Offer, (iii) the risk that competing offers or acquisition proposals will be made, (iv) the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions, (v) risks associated with acquisitions, such as the risk that the effects of disruption from the Transactions on

Terns’ business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees and business partners, (vi) risks related to diverting management’s attention from Terns’ ongoing business operations, (vii) the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability and (viii) other risks and uncertainties pertaining to Terns’ business, including the risks and uncertainties detailed in Terns’, Merck’s and Purchaser’s filings with the SEC, including but not limited to Terns’ Annual Report on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Except as required by law, Terns undertakes no obligation to update publicly any forward-looking statements for any reason.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 7, 2026 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Merck & Co., Inc., Merck Sharp & Dohme LLC and Thailand Merger Sub, Inc, filed April 7, 2026 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, as published in the New York Times on April 7, 2026 (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(5)(A)	Joint press release issued by Merck & Co., Inc. and Terns Pharmaceuticals, Inc., dated March 25, 2026 (incorporated by reference to Exhibit 99.1 to Terns Pharmaceuticals, Inc.’s Current Report on Form 8-K (No. 001-39926), filed with the SEC March 25, 2026).

(a)(5)(A)	Electronic Mail sent by Terns’ Chief Executive Officer, Amy Burroughs to Employees, first used on March 25, 2026 (incorporated by reference to Exhibit 99.1 to Terns Pharmaceuticals, Inc.’s Schedule 14D9-C (File No. 005-92116), filed with the SEC March 25, 2026).

(a)(5)(B)	Electronic Mail sent by Terns Pharmaceuticals, Inc. to certain business partners, first used on March 25, 2026 (incorporated by reference to Exhibit 99.2 to Terns Pharmaceuticals, Inc.’s Schedule 14D9-C (File No. 005-92116, filed with the SEC on March 25, 2026).

(a)(5)(C)	Social Media posts of Terns Pharmaceuticals, Inc. and its Chief Executive Officer, Amy Burroughs, dated March 25, 2026 (incorporated by reference to Exhibit 99.1 to Terns Pharmaceuticals, Inc.’s Schedule 14D-9C (File No. 005-92116), filed with the SEC on March 25, 2026).

(a)(5)(D)*	Opinion of Centerview Partners LLC, dated March 24, 2026 (included as Annex I to this Solicitation/Recommendation Statement).

(a)(5)(E)*	Opinion of Jefferies LLC, dated March 24, 2026 (included as Annex II to this Solicitation/Recommendation Statement).

(e)(1)**	Agreement and Plan of Merger, dated as of March 24, 2026, by and among Terns Pharmaceuticals, Inc., Merck Sharp & Dohme LLC and Thailand Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Terns Pharmaceuticals, Inc. Current Report on Form 8-K filed with the SEC on March 25, 2026).

Exhibit No.	Description

(e)(2)	Definitive Proxy Statement of Terns Pharmaceuticals, Inc. on Schedule 14A (incorporated by reference to Terns Pharmaceuticals, Inc.’s Form DEF 14A (File No. 001-39926), filed with the SEC on April 29, 2025).

(e)(3)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.8 to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(4)*	Mutual Confidential Disclosure Agreement, effective September 28, 2023, between Terns Pharmaceuticals, Inc. and Merck Sharp & Dohme LLC.

(e)(5)*	Amendment No. 1 to Mutual Confidential Disclosure Agreement, dated July 28, 2025, between Terns Pharmaceuticals, Inc. and Merck Sharp & Dohme LLC.

(e)(6)*	Amendment No. 2 to Mutual Confidential Disclosure Agreement, dated December 22, 2025, between Terns Pharmaceuticals, Inc. and Merck Sharp & Dohme LLC.

(e)(7)*	Amendment No. 3 to Mutual Confidentiality Agreement, effective as of February 6, 2026, between Terns Pharmaceuticals, Inc. and Merck Sharp & Dohme LLC.

(e)(8)	Terns Pharmaceuticals, Inc. 2017 Equity Incentive Plan (as amended) (incorporated by reference to Exhibit 10.3(a) to Terns Pharmaceuticals Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(9)	Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3(b) to Terns Pharmaceuticals Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(10)	Terns Pharmaceuticals, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to Terns Pharmaceuticals Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(11)	Terns Pharmaceuticals, Inc. 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.4(a) to Terns Pharmaceuticals Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(12)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.5(c) to Terns Pharmaceuticals Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(13)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.4(b) to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(14)	Terns Pharmaceuticals, Inc. 2022 Employment Inducement Award Plan (incorporated by reference to Exhibit 10.6(a) to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(15)	Amendment No. 1 to 2022 Employment Inducement Award Plan (incorporated by reference to Exhibit 10.6(d) to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(16)	Amendment No. 2 to 2022 Employment Inducement Award Plan (incorporated by reference to Exhibit 10.6(e) to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(17)	Amendment No. 3 to 2022 Employment Inducement Award Plan (incorporated by reference to Exhibit 10.6(f) to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

Exhibit No.	Description

(e)(18)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2022 Employment Inducement Award Plan (incorporated by reference to Exhibit 10.6(b) to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(19)	Employment Agreement by and between Terns Pharmaceuticals, Inc. and Amy Burroughs, dated February 7, 2024 (incorporated by reference to Exhibit 10.9 to Terns’ Annual Report on Form 10-K (incorporated by reference to Exhibit 10.9 to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(20)	Employment Agreement, dated February 22, 2025, by and between Terns Pharmaceuticals, Inc. and Andrew Gengos (incorporated by reference to Exhibit 10.10 to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(21)	Employment Agreement by and between Terns Pharmaceuticals, Inc. and Emil Kuriakose, dated March 14, 2023 (incorporated by reference to Exhibit 10.11 to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(e)(22)	Second Amended and Restated Non-Employee Director Compensation Program, as amended (incorporated by reference to Exhibit 10.7 to Terns Pharmaceuticals, Inc.’s Annual Report on Form 10-K (File No. 001-39926), filed with the SEC on March 30, 2026).

(g)	Not applicable.

*	Filed herewith.
**	Certain schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Terns agrees to furnish supplementally a copy of any omitted schedule upon request by the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Terns Pharmaceuticals, Inc.

By:	/s/ Caryn McDowell
Name:	Caryn McDowell
Title:	Chief Legal Officer and Corporate Secretary

Dated: April 7, 2026

Annex I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

March 24, 2026

The Board of Directors

Terns Pharmaceuticals, Inc.

1065 East Hillside Blvd.,

Suite 100 Foster City, CA 94404

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Common Shares, as defined below), of Terns Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the $53.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Merck Sharp & Dohme LLC, a New Jersey Limited Liability company (“Parent”), Thailand Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $53 .00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share not tendered in the Tender Offer (other than (i) Excluded Shares and (ii) any Dissenting Shares (each as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Common Shares”)) will be converted into the right to receive $ 53 .00 per Share in cash, without interest, (the $53 .00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as a financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650  FAX: (212) 380-2651  WWW.CENTERVIEWPARTNERS.COM

NEW YORK  •  LONDON  •  PARIS  •  SAN FRANCISCO  •  MENLO PARK

A1-1

The Board of Directors

Terns Pharmaceuticals, Inc.

March 24, 2026

have not been engaged to provide financial advisory or other services to Merck & Co., Inc. (“Merck”), Parent or Purchaser, and we have not received any compensation from Parent or Merck during such period. We are currently providing financial advisory services unrelated to the Company to a company in which Merck owns a significant minority equity interest, in connection with certain strategic matters. We have not received any compensation from such company, but we may receive compensation in the future. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) an execution version of the Agreement, received on March 24, 2026; (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023, and December 31, 2022 ; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain risk-adjusted financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities ( contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the execution version of the Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the

A1-2

The Board of Directors

Terns Pharmaceuticals, Inc.

March 24, 2026

Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Common Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether or not such stockholder or other person should tender Shares in connection with the Tender Offer, or otherwise take any action with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Common Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

A1-3

Annex II

March 24, 2026

Terns Pharmaceuticals, Inc.

1065 East Hillside Blvd.,

Suite 100 Foster City, CA 94404

The Board of Directors:

We understand that Terns Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), and Thailand Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things, (i) the commencement by Purchaser of a tender offer for all outstanding shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) for US $53.00 per share in cash (the “Consideration” and, such tender offer, the “Offer”) and (ii) subsequent to the consummation of the Offer, the merger of Purchaser with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), with the Company surviving the Merger as a wholly owned subsidiary of Purchaser, and each share of Company Common Stock not tendered in the Offer (other than (i) Excluded Shares and (ii) any Dissenting Shares (each as defined in the Merger Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by affiliates of the Company or Parent, “Excluded Common Stock”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid to holders of Company Common Stock (other than Excluded Common Stock) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution version of the Merger Agreement, received on March 24, 2026;

(ii)	reviewed certain publicly available financial and other information relating to the Company;

(iii)

reviewed certain information furnished to us and approved for our use and reliance by the management of the Company relating to the business, operations and prospects of the Company, including certain risk-adjusted financial forecasts and estimates;

(iv)	held discussions with members of senior management of the Company regarding the business, operations and prospects of the Company and the other matters described in clauses (ii) and (iii) above;

(v)	reviewed the stock trading price history of the Company Common Stock;

(vi)	reviewed, to the extent publicly available, the financial terms of certain transactions that we deemed relevant in evaluating the Transaction; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness

A2-1

of all financial and other information that was supplied or otherwise made available to us by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on the assurances of the management and other representatives of the Company that they are not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In our review, we have not made and did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of the Company or any other entity, and we have not been furnished with and assume no responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or any other entity, or the impact of the Transaction thereon, under any laws relating to bankruptcy, insolvency or similar matters. In addition, our analyses and opinion do not consider any actual or potential arbitration, litigation, claims, audits or possible unasserted claims, investigations or other proceedings involving or affecting the Company or any other entity.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised by the Company, and we have assumed, that the financial forecasts and estimates relating to the Company that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to, and are an appropriate basis upon which to evaluate, the future financial performance of the Company and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based.

We have relied upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biopharmaceutical industry, including with respect to the pricing of and third-party coverage and reimbursement for pharmaceutical products, (ii) matters relating to the products and product candidates of the Company, the potential use and indications for such products and product candidates, related technology and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for the development, clinical testing, manufacturing and commercialization of such products and product candidates and related uses and indications, and the validity and duration of licenses and patents, and (iii) existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees and consultants, customers, suppliers and other commercial and collaboration relationships. We have assumed that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated, and information made available to us, as of the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions upon which such opinion is based and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, and the industry in which the Company operates, have experienced and may continue to experience volatility and disruptions and we express no view or opinion as to any potential effects of such volatility or disruptions on the Company or the Transaction.

A2-2

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company or the Transaction, and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and/or the Board of Directors of the Company (the “Board”), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the Transaction and legal, regulatory, accounting and tax consequences to the Company or its securityholders of the terms of, and transactions contemplated by, the Merger Agreement. We have not taken into account, for purposes of our analyses and opinion, any tax consequences of the Transaction to any holder of Company Common Stock. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements that would be meaningful in any respect to our analyses or opinion and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on the Company or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Merger Agreement, when signed by the parties thereto, will not differ from the execution version of the Merger Agreement reviewed by us in any respect meaningful to our analyses and opinion.

Our opinion does not address the relative merits of the Transaction or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Transaction or any term, aspect or implication of any support agreement or other agreements, instruments, arrangements or understandings entered into, terminated or amended in connection with, or contemplated by or resulting from, the Transaction. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be paid to holders of Company Common Stock (other than Excluded Common Stock and to the extent expressly specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of the Company held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of the Company or otherwise. We have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of the Company or any other party. Furthermore, we express no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. We also express no view or opinion as to the prices at which Company Common Stock or any other securities of the Company may trade or otherwise be transferable at any time, including following announcement or consummation of the Transaction. The issuance of our opinion has been authorized by the Fairness Opinion Committee of Jefferies LLC.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view. Our opinion does not constitute a recommendation as to whether any securityholder should tender Company Common Stock in the Offer or how the Board or any securityholder should vote or act with respect to the Transaction or any other matter.

A2-3

We have been engaged to act as a financial advisor to the Company in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is payable contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

As the Board is aware, we and our affiliates in the past have provided, currently are providing, and in the future may provide, certain financial advisory or financing services to the Company and/or its affiliates, for which we and our affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date hereof, having acted or acting as joint bookrunner for various follow-on offerings of Company Common Stock. As the Board also is aware, although we and our affiliates have not provided financial advisory or financing services to Merck & Co., Inc. (“Merck) during the approximately two-year period prior to the date hereof for which we and our affiliates received compensation, we and our affiliates in the future may provide such services to Merck and/or its affiliates (including Parent), for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates trade or hold securities or financial instruments (including loans and other obligations, as applicable) of the Company, Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, hold or may hold at any time long or short positions or otherwise effect transactions in those securities or financial instruments. In addition, we may seek, in the future, to provide financial advisory services to the Company, Parent and/or their respective affiliates, for which we would expect to receive compensation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to paid in the Transaction by holders of Company Common Stock (other Excluded Common Stock) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

JEFFERIES LLC

A2-4

Annex III

Section 262 of the Delaware General Corporation Law, Appraisal Rights

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

A3-1

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger,

A3-2

consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections

A3-3

(a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion,

A3-4

transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

A3-5

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

A3-6